MAKING ENERGY WORK BETTER

2025 NOTICE OF ANNUAL MEETING AND PROXY STATEMENT





ON THE COVER

Luke Molus has his sights set on a lifetime career at Xcel Energy. An internship at Sherburne County Generating Station (Sherco) in 2015 provided Molus with the experience and skills essential to his current role, operations manager.

Like Molus, the facilities at which he has worked are critical parts of the clean energy transition. After working at two Upper Midwest coal plants, in 2024 Molus found his way back to Sherco, which is now the site of Sherco Solar, one of the country's largest solar projects.

"I DON'T SEE MYSELF LEAVING XCEL ENERGY," MOLUS SAID. "I LIKE WORKING FOR A COMPANY THAT PRODUCES A PRODUCT EVERYONE NEEDS AND BEING ON THE CUTTING EDGE OF LEADING THIS TRANSITION."

Sherco Solar represents a significant milestone in Xcel Energy's clean energy vision and is the first large-scale solar facility the company has owned and operated. Once fully online in 2026, its combined capacity of 710 megawatts will provide enough clean energy to power 150,000 homes annually, replacing the capacity of Sherco's first coal unit that retired in 2023.

LEARN MORE



NOTICE OF 2025 ANNUAL MEETING OF SHAREHOLDERS



414 Nicollet Mall
Minneapolis, MN 55401

Meeting Information



Time and Date
10:00 a.m. Central Time
May 21, 2025



How to Attend
Via the internet at *www.virtualshareholdermeeting.com/XEL2025*. There will be no physical meeting location.



Record Date
Holders of record of our common stock as of March 24, 2025 are entitled to receive notice of and vote at the meeting.



Mailing Date
These proxy materials and our 2024 Annual Report are being mailed or made available to our shareholders on April 8, 2025.

Voting Information

- Please act as soon as possible to vote your shares, even if you plan to attend the annual meeting.
- Your broker will NOT be able to vote your shares on the election of directors or advisory approval of our executive compensation unless you have given your broker specific instructions to do so. We strongly encourage you to vote.
- You may vote via the internet, by telephone or, if you have received a printed version of the proxy materials, by mail.
- If you wish to vote your shares during the virtual meeting, you need the control number included on your proxy card or your Notice of Internet Availability of Proxy Materials. We recommend you log in at least 15 minutes before the meeting to ensure that you are logged in when the meeting begins.
- The virtual meeting platform provides shareholders with rights comparable to an in-person meeting, including the ability to ask questions. Please refer to "How Can I Vote My Shares?" and "How Do I Attend the Annual Meeting?" on pages 66 to 67 of the proxy statement.

Annual Meeting Agenda

Proposals

1. Election of 11 director nominees named in the proxy statement
2. Approval of our executive compensation in an advisory vote (say on pay vote)
3. Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2025

Shareholders will also transact such other business as may properly come before the meeting.

 **Your vote is important.**

Please vote on the proposals as described in the proxy statement.

You are receiving these proxy materials in connection with the solicitation by the Board of Directors ("Board") of Xcel Energy Inc. (referred to in the proxy statement as "Xcel Energy," the "Company," "we," "us" and "our") of proxies to be voted at Xcel Energy's 2025 Annual Meeting of Shareholders.

Thank you for investing in Xcel Energy.

By Order of the Board of Directors,

Amy Schneider
Vice President, Corporate Secretary

April 8, 2025

Important Notice
Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on May 21, 2025:
Our 2025 Proxy Statement and 2024 Annual Report are available free of charge at *www.proxyvote.com*.



LETTER FROM

THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

April 8, 2025

Dear Fellow Shareholders:

For over 150 years, Xcel Energy has provided safe, reliable and low-cost energy to customers. Today, as our nation calls on the energy industry to build the grid of the future, we are prepared to meet this challenge while continuing to serve customers and advance the economic growth and prosperity of the 1,600 cities and counties we serve.

We are forecasting unprecedented customer demand driven by all the ways we use electricity, from smarter homes and businesses to transportation and advanced technologies. At the same time, we face increasing occurrences of extreme weather events and other threats to the reliability and safety of our electrical system. All the while, we continue to lead our communities in transitioning to cleaner energy in ways that will benefit them – and the environment – for years to come. In 2024, we announced our most ambitious investment plan, designed to supply what we need as a society to power our businesses, our homes, our communities and our way of life.

We also continued to give a great deal to our customers and our communities. From jumping into action amidst severe weather events to contributing tens of thousands of volunteer hours to local causes and spurring thousands of jobs, I am incredibly proud of the dedication our team has shown. And, we were pleased to deliver another strong year for our investors – delivering on our earnings and dividend guidance for the 20th year in a row.

Empowering growth, economic development

Xcel Energy is committed to supporting economic growth and development that strengthens our communities while leading the clean energy transition to meet the goals and aspirations of the customers we serve. For example, in 2024, our Corporate Economic Development team closed on 24 projects across our service territories, adding up to a staggering $5.1 billion in capital investment and 3,200 jobs. We also spent more than $4.7 billion with small and local businesses last year.

The transition taking place at the Sherburne County Generating Station (Sherco) in Becker, Minnesota, encapsulates the innovation and ingenuity of the Xcel Energy team, showcases our outstanding community and government partnerships, and reinforces our commitment to the communities we serve and our goals for a clean energy future.

Two development projects near Sherco highlight our work to support the expansion of critical data centers in Minnesota. These data centers will bring a number of economic benefits to this area, and as the electric provider for the community, we will be deeply integrated in the sites' development processes. We are also working with Meta, the global technology company that owns Facebook and Instagram, to power its new, 715,000-square foot data center in Rosemount, Minnesota.

Data centers like these will be the technology infrastructure backbone of the 21st century economy and, since they run 24/7, all year long, powering them with renewable energy makes a tremendous impact. By 2030, we aim to capture about 25% of the nearly 9,000 megawatts of our data center opportunity pipeline currently available while continuing to deliver the reliable, low-cost service our customers expect and deserve.

The Sherco site is also a national example of a successful clean energy transition. As of late 2024, Sherco Solar has been providing carbon-free electricity to our communities, and, when all phases are complete, it will be among the largest solar facilities in the nation. At the site, we are also building a long-duration battery storage pilot, with two more potential battery projects to come.

Delivering for our customers, communities and shareholders

2024 wasn't without challenges. In early March, we shared that Xcel Energy distribution assets appeared to be involved with an ignition of the Smokehouse Creek Fire in Texas. The response to this event by Xcel Energy employees was consistent with the integrity and commitment our stakeholders would expect and demand. I am proud of how our company quickly responded to repair and upgrade our infrastructure, fulfill the claims of those impacted and support the local communities' needs. Xcel Energy has served the Texas Panhandle for over 100 years, and we will continue to place these customers and communities at the center of all we do.

Wildfire risk mitigation will continue to be a central focus of our efforts across the eight states we serve. For example, this year we plan to expand our early wildfire detection system to include 135 early wildfire detection cameras in Colorado and 57 in Texas as well as make significant steps towards hardening, segmenting and automating our systems in our more critical regions. Over the summer of 2024, we filed our 2025–2027 Wildfire Mitigation Plan for Colorado, detailing our multiyear proposal to build upon and improve existing efforts to incorporate evolving risk assessment methodologies, integrate industry experience, add new technologies and reduce wildfire risk. We filed a similar resiliency plan in late 2024 in Texas, and we will apply key learnings from both these projects throughout the Xcel Energy footprint. We are working with our legislatures to advance state-level wildfire risk frameworks and partnering with Edison Electric Institute, peer utilities and others to implement a federal legislative framework on wildfire risk mitigation.

> "Xcel Energy is committed to supporting economic growth and development that strengthens our communities, while leading the clean energy transition to meet the goals and aspirations of the customers we serve."

All these efforts are aimed at protecting public safety, reducing risk in our system and ensuring access to low-cost capital to continue system investment. Achievement of these goals will allow the company to continue to deliver safe, reliable and affordable energy in increasingly challenging weather environments.

At the same time, we continue to make it easier for our customers to meet their goals. For instance, take Eldora: Since last summer, the Colorado ski resort near Boulder has participated in our Renewable*Connect and Renewable*Connect Flex Programs – innovations that enable our customers to access low-cost wind and solar energy to achieve their sustainability goals. Working with customers of all types and sizes – like Eldora – showcases our ability and expertise to guide and support our customers to make energy work better for them.

Our employees also went above and beyond to truly power our communities. Employee contributions, combined with company contributions and Xcel Energy Foundation matches, resulted in total financial contributions of more than $14 million. In addition to giving with their wallets, our employees also gave with their valuable time. Our employees volunteered more than 88,000 hours, helping to address the issues that matter most to their communities. Beyond this, our Customer Care group connected our customers with $176 million of energy assistance. Our communities rely on Xcel Energy and its employees and, once again, we truly delivered.

Building our Xcel Energy leadership team

Xcel Energy faces an unprecedented opportunity for growth. We also know that to capture this opportunity, we must continue to evolve, develop and push ourselves to new heights.

In 2024, I was pleased to welcome new leaders to Xcel Energy, including Rob Clark as Senior Vice President, Chief Communications Officer and Chief of Staff; Rob Berntsen as Executive Vice President, Chief Legal and Compliance Officer; Paul McGregor as Vice President, Wildfire Risk Management; Todd Wehner as Vice President, Treasurer; Roopesh Aggarwal as Vice President, Investor Relations, and others.

Looking ahead to an exciting 2025

2025 marks the beginning of a period of unprecedented growth for Xcel Energy. As we embark on the new year, we remain steadfast in achieving our vision of being the trusted and preferred provider of the energy our customers need. In 2025, you will see a renewed focus and commitment by Xcel Energy on our three core priorities: Our Customers, Our People and Our Performance. Our team is fully aligned to deliver on these three priorities, and we know that our collective commitment in these areas will truly make energy work better for our customers.

We are excited to share more with you at our annual meeting. As in previous years, you may attend the meeting online, submit questions and vote your shares electronically during the meeting by visiting www.virtualshareholdermeeting.com/XEL2025. Please review the information in this proxy statement for instructions on how to access and participate in the virtual meeting.

As always, we encourage and thank you for voting your shares prior to the annual meeting. Details on how and when to vote and other important information are included in the proxy statement. Thank you.

Sincerely,

Bob Frenzel
Chairman, President and Chief Executive Officer



LETTER FROM THE LEAD INDEPENDENT DIRECTOR

April 8, 2025

Dear Fellow Shareholders:

Thank you for your continued support of Xcel Energy. As Bob shared, our country's energy system is at a critical juncture, and building cleaner, more efficient, more resilient infrastructure to meet this moment is more important than ever. Xcel Energy is prepared to build the electric grid of the future for our communities, customers, employees and investors.

Your Board is comprised of experienced and engaged directors who are deeply committed to sound policies, practices and governance to ensure Xcel Energy operates responsibly and performs effectively. I have the privilege of serving as the Lead Independent Director for Xcel Energy's Board of Directors, and I help foster these goals while leading a Board that can help Xcel Energy tackle the challenges of today – and lead the path to a better tomorrow.

In 2024, Xcel Energy introduced its updated capital plan, which calls for investing $45 billion between 2025 and 2029 to expand, strengthen and modernize our energy infrastructure. Our investments will ensure customers have energy when and where they need, keep their bills as low as possible and support the clean energy aspirations of the communities we support. As a Board, we are committed to empowering this transformational work and ensuring effective delivery for our customers, our communities, our employees and you, our shareholders.

Our enhanced risk management

Just like so many across the industry, Xcel Energy faces evolving threats to its ability to safely and reliably serve customers. That's why in 2024 we implemented an enhanced framework for risk management with a focus on key areas of evolving risk: wildfire, nuclear operations, pipeline safety and security.

Our goal is to provide the company's employees with the resources, support and training they need to mitigate these risks. Throughout the year, we realized the results of these efforts, including in nuclear operations oversight. In 2024, the Board met with the Institute of Nuclear Power Operations executive leadership, visited our Prairie Island Nuclear Plant and met with employees at our Monticello Nuclear Plant. The year concluded with our Monticello facility receiving federal approval to extend operations through 2050, ensuring our customers and regions continue to benefit from this low-cost, carbon-free, always-available generation resource.

This progress – and similar progress across all four risk areas – is thanks to the tireless dedication of Xcel Energy's employees, with the full support of management and this Board.

A committed, engaged Board

Xcel Energy has the governance, the Board and the management team in place to deliver consistent, strong results. In January 2025, we welcomed Devin Stockfish to the Board. Devin is the President and CEO of Weyerhaeuser Company and a member of its board of directors. His background in sustainable forest management, his engineering education and his experience in corporate strategy, finance, legal and regulatory issues provides Xcel Energy enhanced capabilities alongside valuable governance and oversight skills.

I also would like to recognize and extend our deepest gratitude to Christopher Policinski and Daniel Yohannes, who will both retire in May after our annual shareholder meeting. Chris has served on the Board for 15 years; Daniel has served on the Board for eight years. I will also retire in May after 15 years of service. Serving on the Xcel Energy Board of Directors has been among the greatest experiences of my professional career, and Bob and I have ensured there will be a smooth transition to your new Lead Independent Director, Patricia Kampling.

Looking forward to another strong year

Our focus on best-in-class governance to represent your interests and deliver outstanding results is detailed in the proxy statement included in the following pages. I encourage you to review before casting your vote.

On behalf of the entire Board of Directors, thank you for your continued support of Xcel Energy. I look forward to all we will achieve together in 2025 as we take Xcel Energy to new heights.

Sincerely,

K. Williams

Kim Williams
Lead Independent Director

TABLE OF CONTENTS

Forward-Looking Statements

The statements contained in this proxy statement about our future performance, including, without limitation, future financial and operational results, strategies, visions, prospects, consequences and all other statements that are not purely historical, are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Although we believe that our expectations are based on information currently available and on reasonable assumptions, we can give no assurance they will be achieved. There are a number of risks and uncertainties that could cause actual results to differ materially from any forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission ("SEC"), which are available on our website: **xcelenergy.com**. These reports address in further detail our business, industry issues and other factors that could cause actual results to differ materially from those indicated in this proxy statement. In addition, any forward-looking statements included herein represent our estimates only as of the date hereof and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements from time to time, we specifically disclaim any obligation to do so, even if our internal estimates change, unless otherwise required by applicable securities laws.

Xcel Energy's website address is xcelenergy.com.
The information on Xcel Energy's website is not a part of, or incorporated by reference into, this proxy statement.

PROXY SUMMARY

 **Proposals**

		Board Vote Recommendation	Page Reference (for more detail)
1	**Election of Directors** Candidates provide the needed experience and expertise to govern the Company and ensure strong independent oversight.	**FOR** each nominee	Page 21
2	**Advisory Vote on Executive Compensation (Say on Pay Vote)** Our executive compensation program is market based, performance driven and aligned with shareholder interests.	**FOR**	Page 31
3	**Ratification of the Appointment of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm for 2025** All independence standards have been met and sound practices are employed to ensure strong, independent financial governance.	**FOR**	Page 61

 ## How to Vote

If you held shares of Xcel Energy common stock as of the record date (March 24, 2025), you are entitled to vote at the annual meeting.

 **By Internet**   Go to the website at *www.proxyvote.com*, 24 hours a day, seven days a week. You will need the control number that appears on your proxy card or on your Notice of Internet Availability of Proxy Materials.

 **By Telephone**   Call 1-800-690-6903, 24 hours a day, seven days a week. You will need the control number that appears on your proxy card.

 **By Mail**   If you received a full paper set of materials, date and sign your proxy card exactly as your name appears on your proxy card and mail it in the postage-paid envelope provided. If you received a Notice of Internet Availability of Proxy Materials, you may request a proxy card by following the instructions in your Notice. You do not need to mail the proxy card if you are voting by internet or telephone.

 **During the Meeting**   Go to *www.virtualshareholdermeeting.com/XEL2025*. You will need the control number that appears on your proxy card or on your Notice of Internet Availability of Proxy Materials.



About Xcel Energy

We are an established energy delivery leader that provides safe, reliable, affordable and clean electricity and natural gas service to millions of homes, businesses and communities across eight states.

Vision

We will be the trusted and preferred provider of energy our customers need.

Mission

To make energy work better for our customers, helping them thrive every day.

Values

   

CONNECTED   **COMMITTED**   **TRUSTWORTHY**   **SAFE**

Strategic Priorities

OUR CUSTOMERS	OUR PEOPLE	OUR PERFORMANCE
Enhance their experience with Xcel Energy and keep their bills as low as possible	Provide a rewarding employee experience, with development, engagement and growth	Deliver excellent operational, financial and clean energy performance

Sustainability

Sustainability is embedded in our strategy. It starts with our mission to provide customers with safe, clean, reliable and affordable energy. Through our strategic priorities, we drive positive results within focus areas important to our business and stakeholders.





Governance Leadership

Our strong financial and operational performance is grounded in a foundation of sound corporate governance and oversight.

Sound Practices

Governance Best Practices

- Regular executive sessions
- Board and management succession plans
- Term limits and mandatory retirement age for directors
- Overboarding policy
- Regular shareholder outreach
- Routine engagement with outside experts
- Annual committee assignments

Shareholder Rights

- Annual election of directors by majority vote
- Annual advisory vote on executive compensation
- Proxy access adopted
- No supermajority voting provisions
- Right to call a special meeting
- Each share is entitled to one vote

Effective Board Oversight

Strategy and Direction

- Annual strategy session and regular strategic updates
- Annual enterprise and compliance risk assessments
- Annual charter reviews and updates
- Clear committee oversight of and executive accountability for sustainability issues

Performance Monitoring

- Focus on execution and results
- Scorecard governance with metrics aligned to sustainability issues
- Annual Board and committee evaluations overseen by the Lead Independent Director

Key Focus Areas

- Safety
- Operational excellence and resiliency
- Cyber and physical security
- Risk management
- Clean energy and climate leadership
- Advanced energy technologies
- Customer experience and affordability
- Human capital management
- Organization and culture

An Experienced and Engaged Board

Directors bring extensive and relevant business, leadership and community experience.

6.85 years average tenure	**99%** average attendance at Board and committee meetings	**93%** independent	**29%** female	**14%** ethnically and racially diverse



Environmental Leadership

We are committed to achieving 100% carbon-free electricity by 2050 without compromising safety, reliability or affordability and are on a path to achieve 80% carbon reduction by 2030 while keeping our customer bills below the national average.

Net-Zero Energy Provider by 2050
Goals that cover electricity, natural gas service and transportation





Reach Net Zero Responsibly

Clean Energy Leadership

- Over 11,000 MW of existing wind power, including 4,500 MW of owned wind, that has saved customers nearly $5 billion since 2017

- Plans to retire 100% of coal generation fleet by 2030, while minimizing impact to communities and workforce

- Phase 1 of Sherco Solar project began delivering carbon-free electricity in 2024

- Opportunity to add 15,000 to 29,000 MW of clean generation resources by 2031

- Leading provider of new transmission line miles in the country

- Received approvals for net-zero frameworks for our natural gas utilities in Minnesota and Colorado

Changing Energy Mix

Total electric energy generation by source for the years ended December 31.



■ Coal ■ Nuclear
■ Natural Gas ■ Renewables

Environmental Improvements 2005-2024*

	2005-2024 Reduction
Carbon	57 % ▼
Sulfur Dioxide	88 % ▼
Nitrogen Oxides	86 % ▼
Mercury	94 % ▼
Coal Ash	67 % ▼
Water Consumption	34 % ▼

* Improvements from Xcel Energy generating plants except for water consumption, which is based on owned and purchased generation.



Social Leadership

Through sound policies, practices and initiatives, we operate with integrity and provide customers and communities with valued energy service and partnership.



GOALS

Workforce
reflects our communities

Social impacts
of coal plant closures mitigated

≤ rate of inflation
customer bill changes

Local communities
supported

Responsible sourcing
advancing growth through ethical supplier partnerships in the communities we serve

Keeping Customer Bills Low

Average Xcel Energy Residential Bill to National Average



Electric (28%)   Natural Gas (12%)



Strengthen Communities

Deliver exceptional service and partnership to help the places we serve thrive

24 economic development projects initiated in 2024, estimated to produce more than **$5.1 billion** in capital investment and **~3,200** jobs

Multiple coal plants retired and converted since 2007 with **zero** layoffs

>$14 million contributed to local nonprofits by the Xcel Energy Foundation, Company, employees and retirees in 2024

In 2024, distributed **$176 million** in energy assistance, supporting **~193,000** customers in need

Employees volunteered **>26,000** hours in 2024 while serving on **~480** nonprofit organization and local community boards

Largest property tax payer in multiple states that we serve

>3 million smart meters installed, with plans to reach nearly **4 million** in 2025, providing customers with more control and insight

Since 2014, the average Xcel Energy residential electric bill has decreased from **1.6%** of customer household income to **1.3%**





Operate with Integrity

Live our values, govern with discipline and respect human rights

All employees and directors are required to complete annual Code of Conduct training	Political contribution policy since 2007, with eight years of reporting	Position statements on human rights, environmental justice and the responsible transition from coal



Financial Results

A sound strategy and disciplined execution allow us to deliver results for shareholders, customers and policymakers alike.

Total Shareholder Return



- Xcel Energy
- Peer Group Average
- EEI Investor-Owned Electrics
- S&P 500

One-Year: Xcel Energy 12.3%, Peer Group Average 19.4%, EEI Investor-Owned Electrics 19.1%, S&P 500 25.0%

Three-Year: Xcel Energy 9.2%, Peer Group Average 14.8%, EEI Investor-Owned Electrics 10.0%, S&P 500 29.3%

Five-Year: Xcel Energy 22.9%, Peer Group Average 27.2%, EEI Investor-Owned Electrics 27.3%, S&P 500 97.0%

Ten-Year: Xcel Energy 155.2%, Peer Group Average 114.3%, EEI Investor-Owned Electrics 109.3%, S&P 500 242.5%

Strong Track Record of Sustained Growth

	From 2023 to 2024	2005 to 2024 CAGR[1]
Ongoing EPS Growth[2]	4.5 %	6.0 %
Dividend Growth	5.3 %	5.0 %
Stock Price Change[3]	9.1 %	7.1 %

Deliver long-term annual EPS growth of 6-8% and annual dividend increases of 4-6%

- Met or exceeded ongoing EPS guidance for 20 consecutive years, with 17 years in the mid to high range of guidance
- Increased dividend for 22 consecutive years

[1] CAGR refers to compound annual growth rate.

[2] Ongoing earnings per share ("EPS") is a non-GAAP number and is defined in Appendix A, which reconciles this amount to GAAP EPS for each period.

[3] The dates used to calculate the 2024 stock price change were December 31, 2023 and December 31, 2024.

Positioned for the Future

Sustainably investing in advanced energy delivery system for customers and communities

- Improve resiliency
- Maintain reliability

- Keep bills low
- Deliver economic growth

- Enable clean energy
- Enable electrification

Capital Forecast 2025-2029*



- 11% Renewables
- 8% Natural Gas System
- 10% Electric Generation
- 8% Other

$45 Billion

- 35% Electric Distribution
- 28% Electric Transmission

~9.4% Expected Rate Base CAGR 2024-2029

* This base capital forecast excludes potential additional generation investment associated with resource plans and transmission projects across our service territories.



Results-Driven Compensation

Our compensation programs are performance based, market competitive and aligned with our strategic priorities, linking incentive opportunities to the performance expected of us by our shareholders and customers.

Performance Based

Majority of compensation for executive officers is variable and at risk	Motivates achievement of financial, operational and sustainability goals, set at levels that are challenging yet achievable

CEO

90% Performance and Stock-Based	Base Salary 10%

All Other NEOs (average)

76% Performance and Stock-Based	Base Salary 24%

Market Competitive

Competitive target pay opportunities, program design and challenging performance goals set annually	Set in consideration of our industry peer group and broad market trends	Enables us to attract, motivate and retain talented leaders

Aligned with Strategic Objectives

Long-term Incentive Grants

40% of Grant	Based on Total Shareholder Returns	**Create Shareholder Value**

30% of Grant	Based on Carbon Emissions Reduction	**Execute Key Environmental Initiatives**

30% of Grant	Time-Based	**Retain Top Talent**

CORPORATE GOVERNANCE

Serving shareholders well is a key priority for our Board. We believe that the most effective oversight comes from:

- Strong and effective practices in corporate governance and ethical business conduct, as these practices create the business culture that drives successful performance.
- Directors who bring a range of experiences and perspectives contributing to the collective skills, qualifications and attributes needed to provide sound governance.
- An engaged Board that works well as a whole, with members bringing their experience to the table and conversing freely with each other and management to create an environment of well-functioning oversight.

Xcel Energy has the practices, the Board and the management team to deliver consistent and strong results for shareholders.

We regularly monitor issues and trends in corporate governance and employ practices that best serve our shareholders. Current practices include:

- **Leadership and organization most appropriate to our business.** Ours is a rapidly changing business that benefits from industry experience and expertise coupled with strong independent oversight. Through the roles of the Chairman and CEO, Lead Independent Director and committees of independent directors, we are best positioned to continue delivering strong results. We annually review this structure to ensure it remains the best suited for our business.
- **Sound practices to ensure effective Board operations.** To ensure the Board remains focused on the right issues over time, Xcel Energy regularly assesses enterprise risks and industry trends and then refreshes charters and practices as appropriate.
- **Effective Board planning and succession.** Succession planning is important for both management and the Board. We employ proven practices to ensure regular and planned Board refreshment while maintaining valuable and reasonable continuity to ensure effective oversight over the long term.
- **Strong governance practices**. We keep abreast of developments in corporate governance and adopt those practices that best serve our shareholders.
- **Regular oversight of key corporate policies.** Our governance practices set the foundation for excellent management and operations for the Company. Corporate policies communicate expectations to employees so they understand and adhere to good business conduct.

Highlights of our practices are summarized in the following table, followed by additional explanation of key features.

Corporate Governance Documents

The following documents can be found on our website at **xcelenergy.com** under "Company—Corporate Governance" and are also available free of charge to shareholders who request them.

- Guidelines on Corporate Governance
- Amended and Restated Articles of Incorporation
- Bylaws
- Code of Conduct
- Political Contributions Policy
- Audit Committee Charter
- Finance Committee Charter
- Governance, Compensation and Nominating Committee Charter
- Operations, Nuclear, Environmental and Safety Committee Charter

Shareholders may request our governing documents by writing our offices at: Corporate Secretary, Xcel Energy Inc., 414 Nicollet Mall, Minneapolis, Minnesota 55401. We publish any amendments to the Code of Conduct and waivers of the Code of Conduct for our executive officers or directors on our website.

Summary of Governance Practices

Structure	
Lead Independent Director	Specified duties ensure robust independent oversight and effective flow of information between management and independent directors. Board leadership structure is reviewed annually.
Committees	Membership and chairs are reviewed annually and are set to both leverage directors' expertise and provide development opportunities to promote effective oversight over the long term.
Independence and Expertise	The Governance, Compensation and Nominating ("GCN") Committee regularly reviews and validates director independence and assesses desired expertise for potential new directors to ensure the Board is well positioned to effectively manage risks and execute strategies. The Board also annually determines which directors meet the Nasdaq and SEC independence standards and qualify as audit committee financial experts.

Practices

Risk Management	Regular updates are provided to the Board, and new and emerging risks are assigned to the appropriate committee. Regular updates on compliance risks and legal risks are provided to the Audit Committee, which oversees plans to mitigate those risks.
Strategy Session	The Board holds a regular session to review the industry landscape, hear from outside experts and refine strategies for execution. The Board and committees receive updates throughout the year on progress made on the key initiatives to execute those strategies.
Annual Evaluations	The Board employs a formal and regular process to evaluate Board and committee operation effectiveness and address identified areas for improvement. This evaluation process includes surveys, individual director conversations with the Lead Independent Director and executive session discussions at both the Board and committee levels.
Training	Every committee regularly identifies topics and dedicates committee time to training that keeps them engaged in emerging issues and best practices. Directors are also encouraged to participate in topical conferences and off-site training opportunities, including specialized training in overseeing nuclear operations, audit committee issues and industry topics.

Tenure Policies

Term Limit	Directors may not serve on the Board for more than 15 years. Having this requirement, coupled with the mandatory retirement age, is rare among our peers and most public companies and provides an additional impetus to board refreshment.
Mandatory Retirement	Directors must retire on the day of the annual meeting of shareholders after turning age 72.
Change in Principal Employment	Directors must offer to resign upon any substantial change in principal employment.

Shareholder Rights

Shareholder Voting	Our shareholders have the opportunity to annually vote for directors, provide an advisory vote on executive compensation and ratify the selection of auditors. Directors are elected by majority vote. Each share is entitled to one vote.
No Supermajority	There are no supermajority voting provisions.
Shareholder Rights	Shareholders have the right to call a special meeting in accordance with our bylaws.
Proxy Access	Shareholders have the ability to include candidates for nomination as directors in our proxy statement, in accordance with the terms of our bylaws.
Opportunities to be Heard	We allow our shareholders to submit questions at our annual meeting and provide published lines of communication to our directors and management.

Corporate Policies

Code of Conduct	Our Code of Conduct guides our actions and frames the honest and ethical practices needed for business success. The GCN Committee annually reviews the Code of Conduct and requires annual training of directors, officers and employees.
Stock Ownership Requirements	Directors and executive officers are required to maintain specific levels of stock ownership.
Insider Trading, Hedging and Pledging	We have policies designed to promote compliance with insider trading laws which also prohibit hedging by directors and all employees and restrict pledging of our stock by directors and executives.
Political Contributions, Lobbying and Government Communications	Our policy governs our engagement with policymakers and holds us to high ethical standards. Our policy requires advanced approval for contributions to candidate campaigns, ballot measures or initiatives and organizations registered under Section 527 of the Internal Revenue Code, and for contributions to 501(c)(4) organizations. We also provide more disclosure than is required by law and annually disclose our political contributions on our website.
Environmental	We are committed to environmental excellence, adhere to policies to ensure environmental compliance and adopt environmental initiatives that enhance value to customers and shareholders.

Leadership Structure and Roles

Our Board leadership structure consists of a combined Chairman and CEO position, complemented by a Lead Independent Director chosen annually from our independent directors. This structure, along with other corporate governance practices discussed below, provides sound and independent oversight of the Company. The Board believes that this structure is best suited for the Company at this time and serves shareholders well. We annually review our Board leadership structure to confirm it is most effective for our business.

The combined Chairman and CEO role brings to the Board important experience and expertise of the Company and our rapidly changing industry. The skills and experience of the CEO are well suited for the role of Chairman, putting the Board in the best position to assess key industry drivers, identify important changes in the energy and consumer landscape and develop effective strategies. The Lead Independent Director likewise plays a critical role in our governance structure, working with both the independent directors and management to ensure the Company is well positioned with sound strategy, solid risk management and effective governance. The Lead Independent Director role is well defined, with responsibilities consistent with best practices.

Mr. Frenzel serves in the combined Chairman and CEO role. Prior to Mr. Frenzel assuming the role of Chairman, the Board deliberated on our Board leadership structure and concluded then, and continues to believe, that our historical approach of combining the roles of Chairman and CEO while maintaining strong, independent board leadership is the optimal leadership structure for the Board to carry out its oversight of our strategy, business operations and risk management. The Board determined that in the combined role, Mr. Frenzel would be able to provide the benefit of his extensive experience in the energy industry to both the Company and the Board and that his thorough understanding of the opportunities and challenges facing the industry would be valuable at both the Board and management levels.

Ms. Williams serves as our Lead Independent Director, having been elected to serve a one-year term in May 2024. Upon Ms. Williams's retirement at the annual meeting, Patricia Kampling will assume the role of our Lead Independent Director. The key responsibilities of our Lead Independent Director, per our Guidelines on Corporate Governance, are as follows:

Key Responsibilities of Lead Independent Director	
	Presides at all meetings of the Board at which the Chairman is not present and at all Board executive sessions of the independent directors.
	Maintains regular communications with the independent directors, including an annual evaluation process.
	Serves as a liaison between the Chairman and the independent directors.
	Approves the agenda, materials provided to the directors and the meeting schedules.
	Calls meetings of the independent directors, as necessary.
	Meets with major shareholders on occasion, as requested.
	Develops and maintains a process for CEO and Board succession planning with the GCN Committee.

The final piece of this governance structure is the independent directors. All but one of our current directors are independent. Our directors are effective leaders, comfortable with their role of representing shareholders and maintaining objectivity in the Board's deliberations. They conduct business via a well-established committee structure that governs risk management and mitigation as assigned by the Board and reports back to the Board through an efficient and effective process.

The Board believes that this structure ensures that directors receive the information, industry insights and direction needed to form successful strategies while maintaining the independence necessary to ensure effective governance and oversight. Our business is unique in that it is price-regulated, operates under a complex set of federal, state and local regulations and is undergoing significant transformation. Working with the Lead Independent Director, the Chairman is positioned to effectively lead the development of strategy and provide information and insight on our opportunities, challenges and performance.

Risk Oversight

A key accountability of the Board is the oversight of material risk, and our Board leadership structure positions the Board well to oversee risk management. As outlined below, management and each Board committee have responsibilities for overseeing the identification and mitigation of key risks and reporting their assessments, activities and initiatives to the full Board.

Management identifies and analyzes risks to determine materiality and other attributes such as timing, probability and controllability. Management broadly considers our business, the utility industry, business and policy trends, the domestic and global economies and the environment to determine enterprise risks and actions to mitigate them, and employs a robust program to identify, assess, manage and mitigate compliance risks.

Key Components of Management's Oversight and Mitigation of Risk

Identify and analyze materiality of risks through:	**Provide regular presentations to the Board regarding risk assessment and mitigation, including:**	**Manage and mitigate risks through use of management structures and groups, including:**	**Employ a robust compliance program for the mitigation of risk, including:**
• Formal key risk assessment • Financial disclosure process • Hazard risk management process • Internal auditing and compliance with financial and operational controls • Business planning process • Development of strategic goals and key performance indicators ("KPIs")	• Comprehensive risk overview • Legal and regulatory risks • Operating risks, including nuclear and natural gas pipeline safety risks • Financial risks • Compliance risks • Environmental risks • Wildfire risks • Cybersecurity risks	• Management councils • Management risk committees • Advice from internal corporate areas	• Adherence to our Code of Conduct and other compliance policies • Operation of formal risk management structures and groups • Focused management to mitigate the risks inherent in the implementation of our strategy

In 2024, we brought heightened focus to our risk management with respect to four key areas within the utility industry:

Wildfire	**Nuclear Operations**	**Cybersecurity**	**Natural Gas Pipeline Safety**
Company Focus Areas	**Company Focus Areas**	**Company Focus Areas**	**Company Focus Areas**
• Wildfire mitigation plans • Situational awareness • Physical mitigations (system resiliency and hardening) • Operational mitigations • Customer communications • Policy enhancements	• Regulatory compliance • Equipment reliability • Operational performance • Organization and culture • Internal and external stakeholder engagement	• Incident detection and response • Vulnerability management • Robust security operations • Regulatory compliance • Business recovery • System hardening	• Emergency response • Damage prevention • Leak management • Integrity management programs • System constraints • Equipment reliability











Board's Approach to Risk Oversight

The Board approaches risk oversight and mitigation as an integral and continuous part of its governance of the Company as depicted below:

The Board regularly reviews management's key risk assessment and analyzes areas of existing and future risk opportunities.

The Board assigns oversight of certain critical risks to each of its four standing committees to ensure these risks are well understood and provides focused oversight by the committee with the most applicable expertise.

New risks identified during the risk assessment process are considered and assigned as appropriate, typically during the annual Board and committee evaluation process, with committee charters and annual work plans updated accordingly.

Committees regularly report on their oversight activities, and certain risk topics may be brought to the full Board for consideration where deemed appropriate to ensure broad Board understanding of the nature of the risk.

The Board conducts an annual strategy session where the Company's future plans and initiatives are reviewed and confirmed in light of the current and projected landscape.

The Audit Committee is responsible for reviewing the adequacy of risk oversight and affirming that appropriate oversight occurs. Current risk assignments are as follows:

Board of Directors

Overall identification, management and mitigation of risk, with a focus on strategic risks

Audit Committee

- Financial reporting and internal control risks
- Risk management policies and guidelines
- Compliance risk assessment and mitigation
- Litigation risks

Finance Committee

- Financial risks, including liquidity, credit, capital market and insurance risks

GCN Committee

- Executive compensation-related risks
- Political activity risks
- Sustainability risks
- Board and management succession risks

ONES Committee

- Operating risks, including safety, nuclear, environmental, carbon, electric and natural gas operations, cyber and physical security, and wildfire risks

This tiered and structured approach provides a comprehensive risk management framework designed to protect shareholder interests. For example, the Board employs oversight of the risks associated with cybersecurity and the physical security of our assets, with information security matters being discussed at each regular board meeting as well as at the Operations, Nuclear, Environmental and Safety ("ONES") Committee and Audit Committee meetings throughout the year. While the ONES Committee has primary committee responsibility for this topic due to the operational issues involved, the Board has determined that the topic is of sufficient importance to warrant this comprehensive oversight approach. Similarly, the Board employs oversight of risks associated with artificial intelligence, with appropriate matters being discussed as needed at regular Board meetings as well as at committee meetings. Given the importance of employee and public safety in our industry, the Board is regularly briefed on our approach to safety. Augmenting such oversight efforts, the Board conducts drills to practice its response in a possible emergency situation to ensure it is well prepared and positioned to perform in a possible crisis.

The Board also employs a process of ensuring compliance practices are sound, a particularly important topic given our highly regulated business. Management performs a regular compliance risk assessment as a companion to the enterprise risk assessment, providing a focused overview of the unique areas of compliance risk the Company faces. The Audit Committee is apprised of compliance risks via regular briefings and written updates to ensure these risks are appropriately managed and mitigated.

Board Committees

Structure

The Board employs a committee structure to assist in conducting its work and regularly refreshes that work in light of risk assessments. By assigning responsibilities to committees with particular expertise and focus, the Board can ensure it fulfills its duties in an efficient and effective manner.

Our Board has established the following committees: Audit, Finance, GCN and ONES. The committees are made up exclusively of independent directors, with members of the Audit Committee and GCN Committee meeting additional independence criteria. Each committee operates under a written charter that clearly defines its responsibilities, which is regularly reviewed at both the committee and Board levels. Committees have the authority to engage outside experts, advisors and counsel to assist in their duties, as needed. Each committee undertakes a regular evaluation process and members participate in training on relevant topics to ensure the committee functions well and directors are well educated on issues. The committee chairs report committee activities and actions to the full Board at the Board meeting following the committee meeting. Each committee has a scheduled executive session which is held at the end of each committee meeting. For topics having broad implications for Xcel Energy, the full Board may hear or act on any issue. Likewise, a committee may delegate all or a portion of its responsibilities to a subcommittee, as appropriate. This flexibility can be employed as appropriate to ensure risks are effectively overseen and managed. Additional information regarding these governance practices is provided under Board Practices below.

The following table details the committee membership as of March 24, 2025 and the number of committee meetings held in 2024.

Name	Audit Committee[(1)(2)]	Finance Committee[(3)]	GCN Committee[(2)]	ONES Committee[(3)]
Megan Burkhart	●		●	
Lynn Casey		●		●
Netha Johnson		●		●
Patricia Kampling	● Ⓕ		●	
George Kehl	Ⓒ Ⓕ	●		
Richard O'Brien		Ⓒ	●	
Charles Pardee	●			Ⓒ
Christopher Policinski			Ⓒ	●
James Prokopanko	●	●		
Devin Stockfish		●		●
Tim Welsh	●			●
Kim Williams			●	
Daniel Yohannes		●		●
Meetings in 2024	5	5	4	4

Ⓕ Financial Expert

Ⓒ Committee Chair

● Committee Member

(1) All members are financially literate and no member serves on the audit committee of more than three public company boards.

(2) All members meet the Nasdaq and SEC standards for independence.

(3) All members meet the Nasdaq standards for independence.

Meeting Attendance

During 2024 the Board met five times, and the independent directors met in executive session without management present on all five occasions. All then serving directors attended at least 75% of the meetings of the Board and any Board committees of which they were members during 2024. The average attendance for all directors at Board and committee meetings was approximately 99%, with 11 of our directors attending 100% of Board and applicable committee meetings. Each director also attended a half-day strategy session and related executive session. We do not have a formal policy but encourage our directors to attend the annual meeting of shareholders. All of the then serving directors attended the 2024 Annual Meeting of Shareholders.

Committee Responsibilities

Audit Committee



- Oversees the financial reporting process, including the integrity of our financial statements, compliance with legal and regulatory requirements and our Code of Conduct and the independence and performance of internal and external auditors.
- Reviews the annual audited financial statements and quarterly financial information with management and the independent registered public accounting firm.
- Appoints and evaluates the performance of our independent registered public accounting firm.
- Reviews with management our major financial risk exposures and the steps management has taken to monitor and control the exposures, including our risk assessment and risk management guidelines and policies.
- Reviews the compliance risks and implementation and effectiveness of our compliance and business conduct program.
- Reviews the scope and the planning of the audit with both the internal auditors and the independent registered public accounting firm.
- Reviews the findings and recommendations of both the internal auditors and the independent registered public accounting firm and management's response to those recommendations.
- Prepares the Report of the Audit Committee included in this proxy statement.

GCN Committee



- Determines Board organization, selection of director nominees and recommendations regarding director compensation.
- Recommends Lead Independent Director and Board committee memberships.
- Develops effective CEO and Board succession plans.
- Evaluates performance of the CEO.
- Approves executive officer compensation, including incentives and other benefits.
- Oversees compensation and governance-related risks.
- Establishes corporate governance principles and procedures.
- Oversees our Code of Conduct.
- Reviews our political contributions policy, lobbying expenditures, contributions and key lobbying activity.
- Oversees activities and reporting of environmental, social and governance matters.
- Reviews our workforce strategy and risks and the process for management development and long-range planning.
- Reviews proxy disclosures regarding director and executive officer compensation and benefits.
- Prepares the Report of the Compensation Committee included in this proxy statement.

Finance Committee



- Oversees corporate capital structure and budgets and recommends approval of major capital projects.
- Oversees financial plans and key financial risks.
- Oversees dividend policies and makes recommendations as to dividends.
- Oversees insurance coverage and banking relationships.
- Reviews investment objectives of our nuclear decommissioning trust and trusts for our employee benefit plans.
- Oversees investor relations.
- Reviews and recommends lines of new business.

ONES Committee



- Oversees nuclear strategy, operations and performance, including the review of findings from reports, inspections and evaluations.
- Oversees the performance of our significant electric and natural gas operations.
- Reviews environmental and climate strategy, compliance, performance issues and initiatives.
- Reviews material risks relating to our nuclear operations and environmental and safety performance, as well as risks, performance and compliance with operations measures of our electric and natural gas systems.
- Reviews safety performance, strategy and initiatives.
- Reviews customer service performance, performance issues and initiatives.
- Oversees physical and cybersecurity risks related to plants and operations as well as wildfire risk.
- Periodically tours facilities and conducts meetings at key Company locations, including nuclear plants.
- Oversees enterprise-wide operational risks and performance.

Board Practices

Coordinating Officer

Each committee is supported by a senior member of management who works directly with the committee chair in setting agendas, providing supporting materials, ensuring charter requirements are fulfilled and communicating with committee members. This function provides another avenue for directors to meaningfully engage with members of management to gain a deeper understanding of the issues impacting the business and the effectiveness and impact of strategic initiatives and risk mitigation efforts. The effectiveness of the coordinating officer role is evaluated as part of the annual evaluation process.

Evaluations

The Board and committees conduct the annual evaluation process set forth below to assess the effectiveness of their processes, identify issues or topics for further exploration and provide feedback on the quality and timeliness of information from management, among other things.

Board and Committee Evaluation Process

Written Surveys		**Interviews**		**Board Discussion**		**Feedback Incorporated**
Each director completes an evaluation on the operation of the Board and committees on which the director serves.		The Lead Independent Director interviews each board member to solicit additional feedback.		Results of the Board and committee assessments and individual interviews are provided to the directors and discussed at Board and committee meetings.		Input and feedback from the evaluation process are incorporated into Board practices.

Regular assessments provide valuable information to support continual improvement in Board and committee governance practices and ensure management is meeting the expectations of Board members. The Board believes the annual evaluation process is an important component of sound governance and is helpful in driving continued improvement in the overall effectiveness of Board and committee oversight. For example, in 2024 we provided additional presentations to the Board, by both internal and external experts, in response to feedback received during and outside of the evaluation process.

Training

Committees are regularly apprised of new and emerging requirements and trends facing the industry. Each committee conducts training on topics relevant to its responsibilities, and committees regularly seek input to prioritize training topics. In addition, the ONES Committee participates in site visits to gain understanding of our operations, including tours of our nuclear plants, and the full Board has toured certain facilities to gain even deeper understanding of various aspects of our business. Directors are also encouraged to participate in outside training on topics related to corporate governance and industry issues. Under our Guidelines on Corporate Governance, each new director is expected to participate in a detailed orientation process and each sitting director is expected to participate in periodic continuing education.

We arrange for continuing education opportunities periodically for directors and facilitate their participation. During 2024, members of the Board attended outside trainings on topics such as emerging trends in audit issues, best practices in corporate governance and industry developments, and many directors have attended training from the Institute of Nuclear Power Operations, which addresses issues specific to oversight of nuclear operations.

Director Succession Planning

The Board employs robust practices to ensure strong continuity of skills and leadership over time through sound succession planning. The GCN Committee regularly develops and the Board regularly reviews succession plans for the CEO and other top leaders, as well as plans to develop and/or acquire talent in key positions of management. Likewise, the GCN Committee regularly reviews and identifies anticipated changes in our Board make-up given our Board refreshment policies and the desired skills for director candidates to be appointed to the Board. Since 2021, four new directors have joined our Board. The GCN Committee also considers and develops paths for Board leadership positions, such as committee chairs and the Lead Independent Director. The Board has been successful in identifying, recruiting and recommending candidates who complement current director skills and attributes and bringing on new directors with unique skills that are important to our business. The Board plans to continue to develop and execute plans to ensure sound governance, strong leadership and business continuity through effective succession planning.

The illustration below outlines the GCN Committee's process for identification and review of director candidates.

Sources for Identifying Candidates
- Independent directors
- Shareholders
- Independent search firms
- Management

Candidate Pool

In-Depth Review
- Screen qualifications
- Review independence and potential conflicts
- Meet with directors
- Consider skills matrix

Recommend Selected Candidates for Appointment to our Board

4 New Directors between 2021-2025

Strategy Session

The Board annually conducts a strategy session to consider new and emerging industry trends, consult with outside experts and assess current strategies and key initiatives to ensure the Company is well positioned for the future. This session offers the opportunity for a fluid exchange of information and ideas, helping to refine the current approach, identify new opportunities and risks and establish key objectives to be monitored throughout the year as the strategies are executed. Agendas for future Board meetings are set in consideration of these objectives.

Key Performance Indicators and Scorecard Development

The GCN Committee reviews and approves KPIs and our internal corporate scorecard annually to ensure our goals are appropriately aligned with corporate priorities. The annual refinement of KPIs establishes the long-term oversight of operational goals that promote the best interests of our shareholders, customers and employees.

Shareholder Engagement and Investor Outreach

We believe that regular, transparent communication with our shareholders and other stakeholders is essential to our long-term success. We have continued our practice of engaging with shareholders throughout the year on a range of topics. Presentations at financial conferences, meetings with sell-side analysts and investors, regular outreach on governance topics and responding to inquiries are examples of activities we employ. In 2024, we reached out to shareholders representing approximately 50% of our outstanding shares to discuss governance matters. We value the feedback we receive during our conversations with investors. The Board receives regular updates on our shareholder engagement efforts, and shareholders may reach out to the Board with any questions or concerns as described under Communications with the Board below.

We also voluntarily disclose sustainability performance and metrics, including but not limited to our Sustainability Report, science-based carbon reduction scenarios and our response to the Task Force on Climate Related Financial Disclosures. These and other disclosures are available on our website at **xcelenergy.com**.

Overview of Current Practices

 **Transparency**

- Five-year forecast for capital expenditures, financing plan and credit metrics
- Long-term growth objectives for EPS and dividends
- Sustainability goals, progress and related policies
- Third-party verified emission disclosures (since 2005)
- Compensation alignment to sustainability issues
- "Value People" section in Sustainability Report, including workforce representation disclosures (e.g., EEO-1 Report)

 **Outreach**

- Investor conferences and non-deal roadshows. In 2024, we:
  — Participated in 20 events
  — Conducted ~210 meetings with ~570 institutional investors
- Proactive governance meetings
- Meetings requested with management
- Annual shareholder meeting

 **2024 Engagement Topics**

- Governance issues including executive compensation and Board composition and tenure practices
- Environmental issues, such as clean energy strategy, carbon reduction, natural gas vision, data center development, load growth outlook and reporting standards
- Potential regulatory and tax credit impacts to the industry
- Social issues, including just transition, workforce strategy and inclusion efforts
- Additional outreach efforts were made in 2024 to discuss the Company's 2024 say on pay vote result, as described in the CD&A

Communications with the Board

The Board welcomes your input. You may communicate with the Board in two ways: (1) you may send correspondence to the attention of our Corporate Secretary at Xcel Energy Inc., 414 Nicollet Mall, Minneapolis, Minnesota 55401 or (2) you may contact the Board directly via email at BoardofDirectors@xcelenergy.com. These emails are sent to an independent director designated to receive such communications. The email is simultaneously sent to the Corporate Secretary's office, who may act as agent for the Board and coordinate the response. If the receiving director requests the Company to respond on behalf of the directors, a copy of the Company-prepared response is provided to the receiving director. If the receiving director does not request a response, the agent acting for the receiving director will provide a summary of the actions taken. The Board reserves the option to review and change this policy due to the nature and volume of the correspondence.

Determining Executive Officer and Director Compensation

The GCN Committee has broad authority to develop and implement compensation policies and programs for executive officers and directors. The GCN Committee may retain independent, external compensation consultants to assist in this effort and may change consultants at any time during the year if it determines that a change would be in the best interests of the Company and our shareholders.

To assist in setting 2024 compensation, the GCN Committee retained Meridian Compensation Partners, LLC ("Meridian") as its independent executive compensation consultant. Meridian is an independent consulting firm delivering advisory services to compensation committees and does not perform any assignments for the Company other than providing executive and director compensation services for the GCN Committee.

Several internal controls exist to ensure the independent judgment of Meridian:

- Meridian reports directly to the GCN Committee and not to management.
- Meridian routinely participates in executive sessions of the GCN Committee without members of management present.
- The GCN Committee has the exclusive authority to hire, retain and set the compensation for its executive compensation consultant and advisors.

The GCN Committee assessed Meridian's independence pursuant to Nasdaq and SEC rules and concluded that no conflict of interest exists that prevents it from independently advising the GCN Committee. In its oversight of our 2024 executive compensation program, the GCN Committee worked with Meridian, the CEO and the Chief Human Resources Officer. The GCN Committee received additional support from the Vice President, Corporate Secretary and the Executive Vice President, Chief Legal and Compliance Officer. In 2024, the CEO and other officers provided recommendations with respect to:

- The corporate performance objectives and goals on which awards of both annual and long-term incentive compensation are based.
- Attracting, retaining and motivating executive officers.
- Information regarding financial performance, budgets and forecasts as they pertain to executive compensation.
- Market information regarding compensation levels, practices and trends.

Additional information regarding the determination of executive compensation is included in the Compensation Discussion and Analysis ("CD&A") beginning on page 32. Information about our director compensation practices is provided beginning on page 58.

Board Planning and Composition

We believe that the most effective oversight comes from a Board of Directors that represents a diverse range of experience and perspectives that provide the collective skills, qualifications and attributes necessary to provide sound governance. We also believe it is important for the Board to work well as a whole, with directors bringing their experience to the table and conversing freely with each other and with management to create an environment that results in well-functioning oversight. The GCN Committee regularly reviews with the Board the experience and attributes desired for effective governance in our changing industry and evaluates the current Board makeup in light of these criteria.

Key Skills, Expertise and Attributes of the Director Nominees

The Board has identified key skills, expertise and attributes that are important for effective governance of Xcel Energy. Each director brings to us a wealth of experience that combines to varying degrees many or all of these skills, but some have more in-depth experience in a particular area than others. Consistent with the goal of ensuring a comprehensive mix of skills and expertise is represented at the Board table, below we capture how the director nominees contribute to both the general skills mix (organized by key attribute), as well as the specialized expertise relevant to that attribute. In making this assessment, we considered the experience each director brings from work, education, service on other public company boards and engagement in community, civic and business organizations.

The key skills and specialized expertise held by each director nominee are set forth in the following matrix.

	Burkhart	Casey	Frenzel	Johnson	Kampling	Kehl	O'Brien	Pardee	Prokopanko	Stockfish	Welsh
Leadership & Strategy	●	●	●	●	●	●	●	●	●	●	●
Public Company/Large Organization CEO			●		●		●	●	●		
Legal, Policy and Governance	●		●	●		●	●		●	●	●
Human Resources Management and Executive Compensation	●	●	●	●			●		●	●	●
Risk Management	●	●	●	●	●	●	●	●	●	●	●
Finance			●	●	●	●	●	●	●	●	●
Audit Committee Financial Expert					●	●	●				
Investment Oversight			●	●	●		●	●	●		
CFO Experience			●		●		●				
Regulated Industry	●		●		●	●	●	●		●	●
Utility and Energy Sector			●		●		●	●			
Nuclear Leadership and Expertise			●					●			
Environmental	●		●	●	●		●	●	●		
Customer & Community	●	●	●	●	●	●	●	●	●	●	●
Nonprofit Board Governance	●	●	●	●	●	●	●	●	●	●	●
Consumer-Facing Business Experience	●	●	●	●	●					●	●

Leadership & Strategy

Directors who hold or have held significant leadership positions provide the Company with valuable insights. These people generally possess strong leadership qualities as well as the ability to identify and develop those qualities in others. They demonstrate a practical understanding of strategy development and corporate governance, know how to create growth and value and prioritize creating a strong corporate culture. Specialized expertise includes:

- Public Company/Large Organization CEO Experience
- Legal, Policy and Governance Expertise
- Human Resource Management and Executive Compensation Experience

Risk Management

Effectively managing risk in a rapidly changing environment is critical to our success. Directors should have a sound understanding of the most significant risks facing the Company and the experience needed to provide effective oversight of risk management processes.

Finance

Accurate financial reporting and auditing are critical to our success, and so we seek to have a number of directors who qualify as audit committee financial experts. Given the highly capital-intensive nature of our business, we also seek directors who have experience overseeing large capital projects and complex financings. Specialized expertise includes:

- Audit Committee Financial Expert
- Investment Oversight Expertise
- Chief Financial Officer Experience

Regulated Industry

Our industry is heavily regulated and directly affected by government actions. Our operations are complex, and addressing rapidly changing industry issues has strategic implications. As such, we seek directors with experience working closely with government agencies or in highly regulated businesses, or with experience in industries that require extensive permitting and community engagement to conduct business. Specific expertise includes:

- Utility and Energy Sector Experience
- Nuclear Leadership and Expertise

Environmental

The production of energy has environmental impacts, and how we address rapidly evolving environmental regulation is critical to our business. Directors with experience in addressing complex environmental regulations or siting major facilities bring valuable expertise to our Board.

Customer & Community

Given the essential service we provide, understanding the needs and interests of stakeholders is critical. Directors with experience in customer-facing industries bring valuable expertise as we prepare for a more competitive energy market. Likewise, a keen understanding of community issues and interests is important, as our success is tied to the success of the communities we serve. Specific experience includes:

- Nonprofit Board Governance
- Consumer-Facing Business Experience

In evaluating director nominees, the GCN Committee considers experience in the areas identified above and expects director nominees to have proven leadership skills, sound judgment, integrity and a commitment to the success of the Company. For incumbent directors, the GCN Committee considers attendance, past performance on the Board and contributions to the Board and applicable committees. In addition to experience and expertise, when assessing Board composition and director nominees the GCN Committee and the Board also consider independence and tenure.

Director Independence

Director independence is a critical requirement for sound governance. The Board reviews independence at least annually – when candidates are nominated for reelection and upon position changes during the year. The Board determines director independence under the standards established by Nasdaq, which we have adopted with a four-year look back. In addition, a director who is an employee or representative of a significant supplier of any Xcel Energy business unit or legal entity will not be "independent" unless the relationship was entered into with the supplier as a result of competitive purchasing practices. When evaluating director independence, the Board has determined that the receipt of regulated electric and gas service from the Company does not constitute a material relationship. As part of the Board's annual independence review, the Board reviews ordinary course of business transactions in which directors have an interest and considers regulatory requirements, including potential competitive restrictions and interlocks, and other positions and directorships held.

93%
Directors
are
independent

The Board specifically considered Xcel Energy's ordinary course transactions with U.S. Bancorp when determining Mr. Welsh's independence, given Mr. Welsh's service as Vice Chair, Consumer and Business Banking at U.S. Bancorp through July 2024. During 2024, U.S. Bancorp affiliates provided service to Xcel Energy and our affiliates for which we paid U.S. Bancorp approximately $2.8 million, which was less than .00001% of U.S. Bancorp's annual revenue. The services provided included trustee services, service as one of four co-lead underwriters (but not as the lead billing and delivery underwriter) on a public debt securities offering by one of our subsidiaries and dealer manager on a cash purchase of debt securities, as well as miscellaneous banking services. U.S. Bancorp's involvement as an underwriter was not advisory in nature and did not involve access to strategic decision-making. The Board considered the nature and relative size of the transactions, the lack of Mr. Welsh's personal involvement in the transactions and the routine commercial nature of such transactions.

Based on its consideration of these factors, the Board determined that none of the transactions impaired Mr. Welsh's independence. In addition, none of the transactions were related-party transactions because Mr. Welsh did not have a direct or indirect material interest in the listed transactions. Each of our directors and director nominees, other than Mr. Frenzel, is independent. The Board has satisfied, and expects to continue to satisfy, its objective to have no more than two directors who are not independent serving on the Board at any time.

Board Demographics

Our directors represent a diverse range of experience and backgrounds and come together to govern Xcel Energy as an effective whole.

	Burkhart	Casey	Frenzel	Johnson	Kampling	Kehl	O'Brien	Pardee	Policinski*	Prokopanko	Stockfish	Welsh	Williams*	Yohannes*
Male			●	●		●	●	●	●	●	●	●		●
Female	●	●			●								●	
African American or Black				●										●
Asian														
Hispanic or Latinx														
Native Hawaiian or Pacific Islander														
White	●	●	●		●	●	●	●	●	●	●	●	●	
Two or More Races or Ethnicities														
Age	53	69	54	54	65	66	71	65	66	71	51	59	69	72
Tenure	2	6	4	5	4	5	12	4	15	9	<1	2	15	8

*Not standing for reelection at the Annual Meeting

Director Tenure and Board Refreshment



6.85 Years
Average Director Tenure

Less than 5 years	6
5 to 10 years	5
11 to 15 years	3

The Board believes that diversity in tenure creates a good mix of perspectives with longer-tenured directors bringing a deep understanding of the Company while new members bring a fresh perspective and expertise helpful to keeping abreast of a changing industry.

As of the date of this proxy statement, the Board consists of 14 directors whose tenure is shown in the graphic to the left. If all 11 directors standing for election at the annual meeting are elected, the average director tenure will decrease to 5.19 years, and the number of directors included in the "5 to 10 years" category will decrease to four and the "11 to 15 years" category will decrease to one.

To facilitate board refreshment, we have term limits for directors as well as a mandatory retirement age policy. Our directors may not serve on the Board for more than 15 years, and we require our directors to retire on the day of the annual meeting of shareholders after turning age 72.

Over the past six years, the Board has recommended eight new directors, and ten directors have left the Board.

Director Additions					Director Departures			
2025	2023	2022	2021	2020	2025*	2022	2021	2020
Stockfish	Welsh	Burkhart	Frenzel	Johnson	Policinski★	Westerlund★	Fowke	Davis
				Kampling	Williams★	Wolf★	Owens♦	Sampson
				Kehl	Yohannes♦		Sheppard♦	
				Pardee				

*Not standing for reelection at the Annual Meeting

★ Departed the Board due to term limit policy ♦ Departed the Board due to retirement age policy

Shareholder Recommendation of Directors

Any shareholder may recommend to the GCN Committee potential nominees for consideration for membership on the Board. Recommendations can be made by sending a written statement of the qualifications of the recommended individual to the Corporate Secretary, Xcel Energy Inc., 414 Nicollet Mall, Minneapolis, Minnesota 55401. Such recommendations should be received by October 1, 2025 to be considered for the 2026 Annual Meeting of Shareholders. The GCN Committee will evaluate candidates recommended by shareholders on the same basis as it evaluates other candidates. No shareholder recommendations were received in connection with the 2025 Annual Meeting of Shareholders.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Serving shareholders well is a key priority for the Board. We believe a well-qualified and diverse mix of directors best positions the Board to effectively govern and achieve strong results. Demonstrated leadership, judgment and expertise, combined with integrity and experience, are some of the important characteristics for Board members. Such characteristics are evaluated when considering director candidates.

We currently have 14 directors on our Board. Messrs. Policinski and Yohannes and Ms. Williams will not be standing for reelection at the annual meeting in accordance with our board refreshment policies. Xcel Energy sincerely thanks them for their significant contributions and service to the Company and our shareholders. The Board has set the size of the Board at 11 as of the annual meeting, and 11 director nominees have been recommended by the GCN Committee and nominated by the Board. Of the 11 nominees, 10 were elected by our shareholders at the 2024 Annual Meeting of Shareholders. In early 2025, the GCN Committee determined the Board would benefit from adding Devin Stockfish as a director. Mr. Stockfish serves as President and Chief Executive Officer for a Fortune 500 company and has expertise in capital-intensive industries, corporate finance, legal and regulatory matters and strategic planning. Mr. Stockfish was initially identified as a potential candidate by our Lead Independent Director and was included in our third-party search firm's candidate pool. After reviewing the pool of candidates and Mr. Stockfish's qualifications, the GCN Committee recommended him for election to the Board. Mr. Stockfish began serving on our Board on January 23, 2025.

We believe the slate of directors brings not only the right expertise and experience to the Board, but also the right attributes to ensure constructive and free exchange of ideas and opinions with each other and with management.

Each of the 11 director nominees has agreed to be named in this proxy statement and to serve if elected. Should any nominee become unable to serve for any reason, the persons named as proxies reserve full discretion to vote "FOR" any other persons who may be recommended by the GCN Committee and nominated by the Board, or the Board may reduce the number of nominees. If elected at the annual meeting, the directors will hold office until the 2026 Annual Meeting of Shareholders and until their successors have been elected and qualified.

**Thank You
Retiring Board Members**



Chris Policinski



Kim Williams



Daniel Yohannes

 **The Board recommends a vote "FOR" the election to the Board of each of the following nominees.**

Megan Burkhart
Senior Executive Vice President, Chief Administrative Officer, Comerica Incorporated



Age 53

Director since 2022

Committees
- Audit
- GCN

Key Skills/Expertise
- Leadership & Strategy
- Risk Management
- Regulated Industry
- Environmental
- Customer & Community

Director Qualifications and Experience

Ms. Burkhart brings to our Board human capital management, executive compensation, risk management, consumer facing business and regulated industry experience. Ms. Burkhart serves as Senior Executive Vice President, Chief Administrative Officer for Comerica Incorporated. In this role, Ms. Burkhart has responsibility over human resources and the company's DEI efforts. In addition, she oversees corporate affairs, which includes corporate sustainability, communications and external affairs, and Comerica's EXCELLENCE program which focuses on maturing foundational risk management practices and fostering a strong risk culture across the bank. Ms. Burkhart is also a member of Comerica's Management Executive Committee. Ms. Burkhart joined Comerica in 1997 and prior to her current role served as Executive Vice President, Chief Human Resources Officer from 2010 to January 2023. Among her community affiliations, she serves on the board of Austin Street Center. Ms. Burkhart is a graduate of the Leadership Dallas Class of 2016.

Business Experience

- Senior Executive Vice President, Chief Administrative Officer, Comerica Incorporated, a financial services company (January 2023 to present)
- Executive Vice President, Chief Human Resources Officer, Comerica Incorporated (2010 to January 2023)
- Senior Vice President, Director of Compensation, Comerica Incorporated (2007 to 2010)
- First Vice President, Human Resources Director, Credit and Corporate Staffs, Comerica Incorporated (2004 to 2007)

Other Public Company Boards

- None

Lynn Casey
Retired Chair and CEO, Padilla



Age 69

Director since 2018

Committees
- Finance
- ONES

Key Skills/Expertise
- Leadership & Strategy
- Risk Management
- Customer & Community

Director Qualifications and Experience

Ms. Casey has extensive executive experience in brand strategy and investor, corporate and media relations. She is nationally recognized as an industry leader in building and protecting brands, having served as Chair and Chief Executive Officer of Padilla, a public relations and communications firm, for 17 years. Ms. Casey brings valuable skills to the Board with her experience in creating and delivering high-impact communication strategies, her expertise in crisis communications and management and her strong commitment to the local community. Ms. Casey also serves as a director of several nonprofit organizations in the communities that we serve.

Business Experience

- Chair, Padilla, a public relations and communications firm (August 2018 to December 2019)
- Chair and CEO, Padilla (2001 to August 2018)

Other Public Company Boards

- None

Bob Frenzel
Chairman of the Board, President and CEO, Xcel Energy Inc.



Age 54

Director since 2021

Committees
- None

Key Skills/Expertise
- Leadership & Strategy
- Risk Management
- Finance
- Regulated Industry
- Environmental
- Customer & Community

Director Qualifications and Experience

Mr. Frenzel brings extensive experience and perspective to the Board in the areas of energy, operations, finance, corporate development and risk management. Prior to his role as the Company's President and Chief Executive Officer, Mr. Frenzel served as the Company's President and Chief Operating Officer, leading Xcel Energy's four utility operating companies and transmission, distribution and natural gas operations. Having served as Chief Financial Officer of Xcel Energy and of Luminant, Mr. Frenzel has valuable knowledge of finance, tax, accounting and corporate development functions. He also has experience in banking and with financial transactions within the energy and power industry. Prior to starting his business career, Mr. Frenzel served in the United States Navy for six years as a nuclear engineering officer and weapons officer and was promoted to Lieutenant Commander in the Navy Reserve following active duty. He has also served as a director for various nonprofit organizations. Mr. Frenzel currently serves on the boards of a number of industry groups, including Nuclear Energy Institute, Edison Electric Institute and Institute of Nuclear Power Operations.

Business Experience

- Chairman of the Board, Xcel Energy Inc. (December 2021 to present)
- President and CEO, Xcel Energy Inc. (August 2021 to present)
- President and Chief Operating Officer, Xcel Energy Inc. (March 2020 to August 2021)
- Executive Vice President and Chief Financial Officer, Xcel Energy Inc. (2016 to March 2020)
- Senior Vice President and Chief Financial Officer, Luminant, a wholly owned subsidiary of Energy Future Holdings Corporation ("EFH"), an electric utility company (2012 to 2016)
- Senior Vice President for Corporate Development, Strategy and Mergers and Acquisitions, EFH (2009 to 2012)
- Vice President, Investment Banking Division, Goldman Sachs (2002 to 2009)

Other Public Company Boards

- Patterson Companies, Inc. (Since 2018) (Note that Patterson is expected to go private in April 2025)

Netha Johnson
Executive Vice President and Chief Operations Officer, Albemarle Corporation



Age 54

Director since 2020

Committees
- Finance
- ONES

Key Skills/Expertise
- Leadership & Strategy
- Risk Management
- Finance
- Environmental
- Customer & Community

Director Qualifications and Experience

Mr. Johnson's leadership experience in global operations provides the Board with valuable business and strategic insight. Through his role as Executive Vice President and Chief Operations Officer of Albemarle Corporation, a global specialty chemicals company, Mr. Johnson brings real time operational experience and expertise to the Board. Mr. Johnson's background in the specialty chemicals industry is relevant to our business, and his experience with the industry and electrical and renewable energy solutions provides valuable insight to our business as we work toward our carbon-free future. Prior to starting his business career, Mr. Johnson was an officer in the United States Navy. Mr. Johnson has served as a director on several nonprofit boards throughout his career.

Business Experience

- Executive Vice President and Chief Operations Officer, Albemarle Corporation, a global specialty chemicals company (November 2024 to present)
- President, Specialties Global Business Unit (previously the Bromine Specialties business unit), Albemarle Corporation (2018 to October 2024)
- Vice President and General Manager, 3M Company, a multi-national industrial, worker safety, health care and consumer goods company (2015 to 2018)
- President, Filtration, Pentair, a global water treatment company (2010 to 2015)

Other Public Company Boards

- None

Patricia Kampling
Retired Chairman and CEO, Alliant Energy Corporation



Age 65

Director since 2020

Committees
- Audit
- GCN

Key Skills/Expertise
- Leadership & Strategy
- Risk Management
- Finance
- Regulated Industry
- Environmental
- Customer & Community

Director Qualifications and Experience

Ms. Kampling is the former Chairman and Chief Executive Officer of Alliant Energy Corporation. She has four decades of experience in the energy industry, having held leadership roles at Exelon Corporation and the former IPSCO Corporation prior to her tenure at Alliant. Ms. Kampling provides the Board with extensive utility-specific experience relating to finance, strategy, risk management and regulation, and the Board has determined Ms. Kampling to be an audit committee financial expert. Ms. Kampling also currently serves on several nonprofit boards.

Business Experience

- Chairman and CEO, Alliant Energy Corporation, a public utility holding company (2012 to 2019)
- President and Chief Operating Officer, Alliant Energy Corporation (2011 to 2012)
- Executive Vice President and Chief Financial Officer, Alliant Energy Corporation (2010 to 2011)

Other Public Company Boards

- American Water Works Co Inc. (Since 2019)
- Fidelity Equity and High Income Funds (Since 2020)

Former Public Company Boards

- Briggs & Stratton Corp. (2011 to 2021)

George Kehl
Retired Office Managing Partner, KPMG LLP



Age 66

Director since 2020

Committees
- Audit (Chair)
- Finance

Key Skills/Expertise
- Leadership & Strategy
- Risk Management
- Finance
- Regulated Industry
- Customer & Community

Director Qualifications and Experience

With 38 years of experience in a global public accounting firm, Mr. Kehl brings extensive knowledge of financial accounting, auditing and internal control over financial reporting, which is valuable to our highly regulated company. He was an audit partner for 25 years at KPMG LLP, serving mostly Fortune 500 companies, and was the managing partner of the Minneapolis office from 2010 until his retirement in 2019. Mr. Kehl is a Certified Public Accountant in Minnesota and Florida. His experience provides the Board with valuable strategic business, leadership and financial expertise, and the Board has determined Mr. Kehl to be an audit committee financial expert. Mr. Kehl has served as a director of several nonprofit companies in the communities we serve, providing valuable insights into our stakeholder base that is vital to our business.

Business Experience

- Independent Consultant (2023 to present)
- Office Managing Partner, KPMG LLP, a global audit, tax and advisory firm (2010 to 2019)
- Audit Partner, KPMG LLP (1994 to 2019)

Other Public Company Boards

- None

Richard O'Brien
Independent Consultant



Age 71

Director since 2012

Committees
- Finance (Chair)
- GCN

Key Skills/Expertise
- Leadership & Strategy
- Risk Management
- Finance
- Regulated Industry
- Environmental
- Customer & Community

Director Qualifications and Experience

Mr. O'Brien's extensive executive experience provides to the Board valuable strategic insight, leadership skills and a sound understanding of delivering effective operations in an expansive and capital-intensive business. His acumen in financial reporting and accounting has been determined by our Board to qualify him as an audit committee financial expert. He is currently consulting in the areas of strategy, leadership and operating effectiveness with select mining firms. His background in mining and electric and gas industries is directly relevant to our business, and he brings both valuable experience in effective management of environmental issues and expertise in industry and regulatory issues to our Board.

Business Experience

- Independent Consultant (2015 to present)
- President and CEO, Boart Longyear Limited, a global provider of drilling services, equipment and performance tooling for mining and drilling companies (2013 to 2015)
- CEO, Newmont Mining Corporation, a global gold mining company (2012 to 2013)
- President and CEO, Newmont Mining Corporation (2007 to 2012)

Other Public Company Boards

- New Gold Inc. (Since 2024)
- Vulcan Materials Company (Since 2008)

Former Public Company Boards

- Pretivm Resources Inc. (2019 to 2022)

Charles Pardee
Retired President, Terrestrial Energy, USA



Age 65

Director since 2020

Committees
- Audit
- ONES (Chair)

Key Skills/Expertise
- Leadership & Strategy
- Risk Management
- Finance
- Regulated Industry
- Environmental
- Customer & Community

Director Qualifications and Experience

Mr. Pardee brings to our Board extensive nuclear, operational and risk management experience. He most recently served as President of Terrestrial Energy, USA, a nuclear technology company, and has more than 39 years of experience in the energy industry, having held leadership roles at the Tennessee Valley Authority and Exelon Corporation. Mr. Pardee has worked with several other energy companies, including Florida Power Corporation and Carolina Power & Light, as well as the Institute of Nuclear Power Operations. Mr. Pardee served as a Lieutenant in the United States Navy for nine years. Mr. Pardee is the chair and director of the Committee on Nuclear Power for the Emirates Nuclear Energy Corporation in the United Arab Emirates and is a director for Terrestrial Energy Inc. He previously served on the nuclear safety advisory board for the Tokyo Electric Power company.

Business Experience

- President, Terrestrial Energy, USA, a nuclear technology company (2019 to June 2024)
- Executive Vice President, Chief Operating Officer, Tennessee Valley Authority, a federally owned corporation that provides navigation, flood control, electricity generation and economic development to the Tennessee Valley (2013 to 2017)
- Executive Vice President, Chief Generation Officer, Tennessee Valley Authority (January 2013 to April 2013)
- Chief Operating Officer, Exelon Generation, Exelon Corporation's energy provider (2010 to 2013)
- President and Chief Nuclear Officer, Exelon Nuclear, Exelon Corporation's nuclear division (2007 to 2010)

Other Public Company Boards

- None

James Prokopanko
Retired President and CEO, The Mosaic Company



Age 71

Director since 2015

Committees
- Audit
- Finance

Key Skills/Expertise
- Leadership & Strategy
- Risk Management
- Finance
- Regulated Industry
- Environmental
- Customer & Community

Director Qualifications and Experience

Having led large and complex businesses, Mr. Prokopanko brings valuable leadership skills and strategic insight to the Board. Throughout his career he has created growth, managed expansive operations, built key assets and effectively addressed environmental issues, all valuable skills to contribute to the Board. His experience in commodities, with capital-intensive businesses and as a director for other public companies, likewise contributes valuable and relevant expertise to the Board. Mr. Prokopanko works with, supports and has served on the boards of several nonprofit organizations and brings a thoughtful understanding of the communities we serve.

Business Experience

- President and CEO, The Mosaic Company, producer of phosphate and potash crop nutrients (2007 to 2015)
- Executive Vice President and Chief Operating Officer, The Mosaic Company (2006 to 2007)
- Senior leadership positions, Cargill Corporation, a trading, purchasing and distributing grain and other agricultural commodities company (1999 to 2006)

Other Public Company Boards

- Regions Financial (Since 2016)
- Vulcan Materials Company (Since 2009)

Devin Stockfish
President and Chief Executive Officer, Weyerhaeuser Company



Age 51

Director since 2025

Committees
- Finance
- ONES

Key Skills/Expertise
- Leadership & Strategy
- Risk Management
- Finance
- Regulated Industry
- Customer & Community

Director Qualifications and Experience

Mr. Stockfish is an accomplished executive who shares our deep commitment to safety and operational excellence. He serves as president and chief executive officer of Weyerhaeuser Company, and our company greatly benefits from his acumen in leading a publicly traded, capital-intensive business. Mr. Stockfish's depth of knowledge in corporate strategy and finance and experience managing complex legal and regulatory issues provide tremendous value to our Board. Mr. Stockfish's experience in sustainable business operations also provides valuable insight as we continue to make progress on our sustainability goals. Mr. Stockfish also serves on the Weyerhaeuser Company board of directors and as chair of the board of directors for the National Alliance of Forest Owners.

Business Experience

- President and CEO, Weyerhaeuser Company, a North American forest products company (2019 to present)
- Senior Vice President Timberlands, Weyerhaeuser Company (2018 to 2019)
- Vice President, Western Timberlands, Weyerhaeuser Company (2017 to 2018)
- Senior Vice President, General Counsel and Corporate Secretary, Weyerhaeuser Company (2014 to 2016)

Other Public Company Boards

- Weyerhaeuser Company (Since 2019)

Tim Welsh
President, CCC Intelligent Solutions Inc.



Age 59

Director since 2023

Committees
- Audit
- ONES

Key Skills/Expertise
- Leadership & Strategy
- Risk Management
- Finance
- Regulated Industry
- Customer & Community

Director Qualifications and Experience

Mr. Welsh brings to our Board decades of experience in a variety of diverse fields, including financial services, customer experience, workforce development and operations. Across several industries, Mr. Welsh's work has centered on understanding consumer behavior and creating strategies to respond to consumer preferences. He also has extensive leadership and regulated industry experience. In his role at CCC Intelligent Solutions Inc., Mr. Welsh leads all market-facing functions to help customers in insurance and collision repair industries accelerate their digital transformation journeys. During his seven years at U.S. Bancorp, Mr. Welsh drove the company's overall consumer and small business strategy across its branch network. Before joining U.S. Bancorp, Mr. Welsh spent more than 26 years at McKinsey & Co. in their Minneapolis-St. Paul offices, serving clients across a broad spectrum of industries including financial services, consumer package goods and energy. Serving as senior partner with the company, Mr. Welsh was elected by his colleagues to McKinsey's Shareholders Council, led McKinsey's global learning and development function, and co-led the firm's people strategy. Mr. Welsh has a passion for helping enhance the vitality of the community in Minnesota and opportunities for its residents. He has extensive board experience, including serving as chair of the board of Allina Health and previously as the chair of the board for GREATER MSP. In addition, Mr. Welsh is a founder of the Itasca Project to improve the quality of life in Minneapolis and St. Paul and a founding board member of UPSIDE Foods (formerly Memphis Meats).

Business Experience

- President, CCC Intelligent Solutions Inc., a cloud platform company supporting the insurance industry (March 2025 to present)
- Vice Chair, Consumer and Business Banking, U.S. Bancorp, a financial services holding company (2019 to July 2024)
- Vice Chair, Consumer Banking Sales and Support, U.S. Bancorp (2017 to 2019)
- Senior Partner, McKinsey & Company, a global management consulting firm (2006 to 2017)
- Partner, McKinsey & Company (1999 to 2006)

Other Public Company Boards

- None

SUSTAINABILITY OVERSIGHT

Sustainability is embedded throughout our organization and integrated into our governance processes. With strong leadership from our Board and executive management team, along with engaged leaders and business units across the Company, we are able to effectively manage risks and opportunities and drive strong performance across a spectrum of corporate responsibility issues. Through our strategic planning process, the Board and executive leadership team identified three strategic priorities – lead the clean energy transition, keep bills low and enhance the customer experience – that represent the keys to our continued success in achieving our vision to be the preferred and trusted provider of the energy our customers need. Strong alignment exists between our strategic priorities and our corporate responsibility initiatives. Our most recent Sustainability Report, published in June 2024, marks the 19th year we have published the report. Our report covers a variety of sustainability issues and is built on 20 priorities and topics that we have identified as important to our stakeholders and Company.

The GCN Committee has primary Board committee responsibility for sustainability issues and risks. It oversees policy, adherence and disclosure regarding sustainability matters, including executive compensation, our Code of Conduct and the Political Contributions, Lobbying and Government Communications policy ("Political Contributions Policy"). Annually, the GCN Committee reviews our workforce strategy, including organization and culture initiatives. The ONES Committee oversees our environmental strategy and performance, employee and contractor safety, customer service and operational performance in delivering electricity and natural gas service to customers. This includes managing risks related to climate, physical security, cybersecurity and public safety.

Sustainability Library

The following documents, along with other sustainability-related reports, policies and documents, can be found on our website at **xcelenergy.com** under "Company—Investors—ESG."

- Sustainability Report
- Task Force on Climate-Related Financial Disclosures Report
- Sustainability Accounting Standards Board Index
- Global Reporting Initiative Index
- EEO-1 Report
- Environmental Policy
- Environmental Justice Position Statement
- Human Rights Position Statement
- Just Transition Position Statement

Our Chairman, President and CEO leads all aspects of our sustainability efforts and governance. Our Chief Sustainability Officer is responsible for sustainability policies, including management of climate-related risks and regular sustainability discussions with the Board. Our Chief Sustainability Officer works with multiple teams across the business areas that are accountable for addressing related risks and opportunities.

The key aspects of how we manage sustainability responsibilities are described below.

Board Oversight

The full Board considers and addresses key sustainability issues in the context of our broader corporate strategy. While the GCN Committee has overall responsibility for sustainability oversight, other Board committees also have oversight responsibilities that relate to specific sustainability issues.

- Audit Committee: oversees corporate compliance related to ethics and business conduct
- Finance Committee: oversees clean energy investments, investor relations, affordability and financial health
- GCN Committee: oversees workforce development and compensation, organization and culture initiatives and strategy, executive compensation, the Code of Conduct and lobbying and political contributions policies and disclosures
- ONES Committee: oversees environmental strategy and performance, employee and contractor safety, customer service and operational performance in delivering electricity and natural gas service, including managing risks related to climate change, physical security, cybersecurity and public safety

Executive Oversight and Management

The executive team is accountable for strategy execution, including sustainability responsibilities and initiatives.

- Each Board committee has a coordinating officer, a senior executive who determines agendas and supports the committee in carrying out its duties.
- Strategies and key initiatives are crafted and executed to strike a balance among reliability, resiliency, affordability and environmental impact.
- Xcel Energy was among the first U.S. energy providers to tie environmental performance directly to long-term executive compensation, more than 15 years ago. Today, 30% of executives' long-term incentive pay is tied to achieving carbon reduction goals. Annual incentives are based on the corporate scorecard, which aligns with sustainability issues, including safety, reliability, customer satisfaction, wind generation availability and inclusion.

Business Area Responsibilities

While the entire organization and each operating company supports sustainability efforts, specific business areas are directly accountable for addressing various sustainability issues and opportunities. We use performance management techniques and compensation design to align employees around successful execution of our goals and efforts.

- External Affairs and Policy: environmental strategy and performance and sustainability strategy, governance and reporting, and energy and public policy

- General Counsel and Compliance: corporate governance, disclosure and regulatory efforts that support our goals, as well as corporate policies and ethics and compliance, including Code of Conduct and political contributions disclosure

- Operations: power production, environmental performance and regulatory efforts that support the clean energy transition, customer electricity and natural gas service, safety, affordability, reliability and resiliency

- Integrated Strategic Planning: long-term, coordinated planning for the natural gas system and electric generation, transmission and distribution systems

- Customer Solutions and Care: energy efficiency and conservation, electrification, electric vehicles, customer programs and satisfaction and economic development

- Human Resources: workforce strategy and development, organization and culture initiatives, labor practices and human rights, public and employee safety, the Xcel Energy Foundation and employee wellness and engagement programs

- Financial Operations: capital project governance, compliance, budget and cost management, affordability, risk management, corporate auditing and supply chain management, investor relations and disclosure and corporate development and innovation

- Technology Services: physical and cybersecurity

Operating Company Responsibilities

Our strategy is implemented through the four operating companies, including sustainability initiatives.

- Operating company staff connect with local stakeholders to understand their perspectives, priorities and goals. They move sustainability initiatives forward and address issues such as climate change, environmental justice, social equity and the responsible transition away from coal.

- Regulatory plans are designed to meet the future needs of our customers, state and local governments and other stakeholders, delivering cleaner energy while maintaining customer affordability, safety, reliability and resiliency.

- Community giving and volunteer programs are implemented with local nonprofit organizations, with a focus on science, technology, engineering and math career pathways, environmental sustainability and community vitality.

Political Contributions, Lobbying and Government Communications

We believe interaction with legislative and policy-making environments is important to our business and is a part of responsible corporate citizenship. Xcel Energy works with federal, state and local officials on political activities important to our Company, employees, customers and shareholders. We may provide financial support to political candidates, committees and other political organizations by making corporate contributions when it is legally permissible to do so. Political activity by our Company is done to promote the interests of our Company, customers, communities, employees and shareholders, and we seek to have interactions that are clear, transparent and in full compliance with all laws, regulations and Company policies.

The Board plays an important role in providing oversight of our public policy engagement and political participation with respect to significant policy issues that could impact the reputation of the electric and gas utility industry and Xcel Energy. The GCN Committee annually reviews our Political Contributions Policy, lobbying expenditures, contributions and key lobbying activities. Our policy requires advanced approval by our Executive Vice President, Chief Legal and Compliance Officer and our Executive Vice President, Group President, Utilities and Chief Customer Officer for contributions to candidate campaigns, ballot measures or initiatives and organizations registered under Section 527 of the Internal Revenue Code, and for contributions to 501(c)(4) organizations. All of these contributions are disclosed in an annual Political Contributions Report, which is reviewed by the GCN Committee. The Political Contributions Reports from the last five years, the Political Contributions Policy and Public Policy brief (including trade association climate positions) are disclosed on our website at **xcelenergy.com** under "Company—Investors—ESG."

HUMAN CAPITAL MANAGEMENT

Xcel Energy employees are the key to our success. Our workforce strategy is designed to put the best talent in place and create a culture that motivates and inspires employees to lead the way in achieving our clean energy goals and delivering an exceptional customer experience. By partnering with educational and community organizations, and by delivering meaningful talent development programs internally, we sustain our talent pipeline with employees from our communities who embrace our values:

See the "Value People" section in Xcel Energy's Sustainability Report for more information.

Connected, Committed, Trustworthy and Safe. Our strategic, data-driven approach to workforce and succession planning, modernized HR technology and best practices in learning and development ensure our enterprise will continue to have the skills and capabilities required to meet the evolving needs of our business, customers and communities.

To attract and retain high quality talent, we meet the interests of both our organization and workforce with pay-for-performance compensation, holistic well-being benefits, recognition programs and a high-impact performance management system that emphasizes ongoing coaching conversations between leaders and team members. Continuously elevating the quality and safety of the workplace is a top priority. Through our Safety Always approach, we focus on eliminating life-altering injuries through a trusting, transparent culture and the use of critical controls.

Workforce Culture and Human Rights

We recognize the impact our business has on our workforce and the communities we serve. Social sustainability is core to our business strategy. We aim to create an inclusive work culture where employees are empowered to create innovative solutions, where everyone is respected and where there is a collective sense of belonging. We are building a workforce that reflects the backgrounds, experiences and perspectives within our communities and among our customers. Our most successful ideas and outcomes result from the collaboration between people with varied backgrounds and perspectives. By collectively working together to develop solutions, and welcoming multiple perspectives, we are better able to lean into our strengths and achieve our strategic priorities. Our CEO and senior executives lead by example, fostering opportunities for engagement and inclusion, providing close sponsorship to top talent throughout the organization, and creating an open and accepting work environment that encourages all employees to be their best selves.

Our focus toward advancing talent and supporting the communities that we serve has become an internal imperative with accountability that we are seeking to advance and mature. We recognize our opportunities to continue effectively building a workforce inclusive of all members of our communities. We measure our progress, align and focus our efforts, ensure accountability and reward success in building a more inclusive workplace. Through the corporate scorecard metrics, we measure employee feedback from our engagement survey on our inclusive culture, the execution of interview panels, and metrics from our executive sponsorship program. These measures support our efforts for inclusion to be an integral part of who we are, how we operate and how we create a sustainable future.

In 2024, Xcel Energy received the following recognitions:

Ethisphere	Fortune	Human Rights Campaign	Disability Equality Index®	Military Times
World's Most Ethical Companies®	World's Most Admired Companies	Best Places to Work for LGBTQ+ Equality	Best Place to Work for Disability Inclusion	Best for Vets Employers

In our Human Rights Position statement, we have publicly confirmed our commitment to the advancement and protection of human rights throughout our operations, consistent with all U.S. human rights laws and the general principles set forth in the International Labour Organization Conventions, including freedom of association and the right to collective bargaining for employees such as the almost half of our workforce represented by local unions. Xcel Energy does not tolerate discrimination, violations of our Code of Conduct or Human Rights Position statement or other unacceptable behaviors. We offer employees multiple avenues to raise concerns or report wrongdoing and do not permit any retaliation for doing so.

Board Oversight and Governance

Our Board is actively engaged in oversight of human capital management. The GCN Committee annually reviews our workforce strategy, including our inclusion initiatives and employee safety and inclusion KPIs in our management's annual incentive plan. The annual employee engagement survey results are shared with the GCN Committee. The GCN Committee is also responsible for the development of CEO and executive officer succession plans to ensure a strong pipeline of future leaders. Our workforce demographics as of December 2024 were as follows.

	Female	Ethnically Diverse
Board of Directors	31%	15%
CEO direct reports	38%	13%
Management	25%	13%
Employees	23%	18%
New hires	40%	28%
Interns (hired throughout 2024)	42%	40%

PROPOSAL NO. 2
ADVISORY VOTE ON EXECUTIVE COMPENSATION (SAY ON PAY VOTE)

Our Board is committed to excellence in governance and recognizes our shareholders' interest in our executive compensation program. As a part of that commitment, and in accordance with SEC rules, we are seeking our shareholders' views on the compensation of named executive officers identified in the Executive Compensation section of this proxy statement through an advisory vote on the following resolution:

> "RESOLVED, that the compensation paid to our named executive officers, as disclosed in our 2025 proxy statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Our Board recognizes that performance-based executive compensation is an important element in driving long-term shareholder value. Our goal for our executive compensation program is to align executive leadership's interests with those of our shareholders, customers and employees. The Board believes our executive compensation program satisfies this goal and is strongly aligned with the long-term interests of our shareholders.

Shareholders are urged to read the CD&A and other information included in the Executive Compensation section of this proxy statement. The GCN Committee and the Board believe that the information provided in these sections demonstrate that our executive compensation program aligns our executives' compensation with our short-term and long-term performance and provides the compensation and incentives needed to attract, motivate and retain key executives who are crucial to our long-term success.

As an advisory vote, this proposal is not binding upon the Company. However, the GCN Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by shareholders in their vote on this proposal and will continue to consider the outcome of the vote when making future compensation decisions for named executive officers.

At our 2023 Annual Meeting of Shareholders our shareholders approved, on an advisory basis, holding say on pay votes annually, and our Board has adopted a policy providing for annual say on pay votes. Accordingly, the next say on pay vote will occur in 2026.

 **The Board recommends a vote "FOR" approval of the advisory vote on executive compensation.**

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we describe the material components of our 2024 compensation program for the executive officers listed in the Summary Compensation Table (the "named executive officers" or "NEOs"). The NEOs for 2024 are:


Bob Frenzel
Chairman, President and
Chief Executive Officer


Brian Van Abel
Executive Vice President,
Chief Financial Officer


Amanda Rome
Executive Vice President,
Group President, Utilities and
Chief Customer Officer


Tim O'Connor
Executive Vice President,
Chief Operations Officer


Rob Berntsen
Executive Vice President,
Chief Legal and
Compliance Officer

Highlights

2024 Performance

We are successfully executing our strategy for long-term customer and shareholder value and delivering the safe, reliable, affordable and clean energy our customers want.

Customers	**Enhance the Customer Experience**	• Affordable transportation electrification offerings, including electric vehicle charging programs, rebates, installation and maintenance services and advisory services, are accessible to customers in four states • >3 million smart meters installed, with plans to reach nearly 4 million in 2025, providing customers with more control and insight • Distributed $176 million in energy assistance, supporting ~193,000 customers in need
	Keep Bills Low	• Average residential electric and natural gas bills for an Xcel Energy customer were 28% and 12% below the national average • Our Steel for Fuel strategy has saved customers nearly $5 billion since 2017 • Implementing One Xcel Energy Way lean program to improve outcomes and drive efficiencies across our business. Since 2020, our continuous improvement programs have generated nearly $500 million of sustainable savings for customers • Continue to invest in innovative operating technologies, including drones, automated work processes and artificial intelligence
People	**Foster a Safe and Inclusive Work Culture**	• Considered a benchmark company for our industry-leading approach to employee safety that focuses on eliminating life-altering injuries through a trusting, transparent culture and the use of critical controls • Several recognitions, including Fortune's Most Admired Companies (11th year in a row) and Military Times Best for Vets (10th year in a row) • Annually publish Form EEO-1 to support transparent disclosure of workforce representation results
Performance	**Lead the Clean Energy Transition**	• First U.S. energy provider to set comprehensive greenhouse gas reduction goals that cover three large sectors of the economy: electricity, natural gas use in buildings and transportation • Through 2024, we reduced carbon emissions from generation serving customers by an estimated 57% (from 2005 levels) and remain on track to achieve 80% carbon reduction and fully exit coal by 2030 • Opportunity to add 15,000-29,000 MW of clean generation resources to our system by 2031, along with transmission and distribution investment to ensure resiliency and reliability • Received approvals for net-zero frameworks for our natural gas utilities in Minnesota and Colorado
	Financial Results	• Consistently delivered a competitive, long-term total shareholder return ("TSR") • Met or exceeded ongoing EPS guidance for 20 consecutive years, with 17 years in the mid to high range of guidance • Increased our dividend for 22 consecutive years

Compensation Philosophy

Our executive compensation programs are designed to align the interests of our executives with the interests of our shareholders, customers and employees. Our compensation philosophy is based on the following principles:

 **Performance Based**

- Majority of executive compensation is at risk, and pay is aligned with Company performance
- Motivates achievement of sustainability, financial and operational goals

 **Market Competitive**

- Enables us to attract and retain talented leaders
- Compares us to an industry peer group and also considers broad market trends

 **Equity-Based Incentive**

- Focuses on long-term value creation
- Aligns executive interests with those of our stakeholders and rewards for strategic success

This philosophy, which includes significant emphasis on pay for performance, is applied consistently across all executives. Individual compensation may be differentiated based on scope of responsibilities, experience and contributions to Company results.

Executive Compensation Practices

Our compensation practices for NEOs are outlined below. These practices reflect our compensation philosophy and help ensure sound corporate governance practices.

 **What We Do**

- Pay for performance with a substantial percentage of each NEO's total direct compensation being variable, at risk and aligned with performance-based metrics
- Use an appropriate peer group when establishing compensation
- Balance short-term and long-term incentive performance goals to reflect operating and strategic objectives

- Place strong emphasis on performance-based equity awards
- Include sustainability metrics in our compensation programs in support of our sustainability strategy
- Align executive compensation with stakeholder interests through long-term incentives goals

- Set significant stock ownership guidelines for NEOs, other executives and non-employee directors
- Mitigate undue risk-taking in compensation programs
- Have clawback policies in place allowing for recoupment of compensation
- Retain an independent compensation consultant

What We Don't Do

- Don't provide employment contracts to NEOs
- Don't permit directors or employees to hedge or pledge their Company stock
- Don't provide unusual or excessive perquisites
- Don't provide tax gross-ups on severance benefits or executive perquisites except for circumstances regarding relocation
- Don't supplement service credit to newly hired officers under any of our qualified or nonqualified retirement plans

Our Compensation Program Supports our Sustainability Strategy
Sustainability metrics have been included in our incentive compensation plans since 2000:



2000
Employee safety metrics have been included as a key performance indicator on our corporate scorecard and annual incentive plan since Xcel Energy was formed



2005
Environmental reductions and projects have been tied to long-term incentives for the past 20 years



2014
Our current carbon emissions reduction goal has been in place for the past 11 years



2021
Inclusion metric added as a key performance indicator as part of our corporate scorecard and annual incentive plan

Impact of Say on Pay Vote



79% Support

Each year, Xcel Energy provides shareholders with a non-binding say on pay vote on its executive compensation programs. Of the votes cast at our 2024 Annual Meeting of Shareholders, 79% were in favor of our executive compensation programs and policies.

We value the feedback we receive from investors, so we reached out to shareholders representing approximately 50% of our outstanding shares to discuss our proxy statement and compensation program. In response to our outreach, we engaged with eight investors regarding our compensation program. During those discussions, it became clear that the investors' concerns were solely related to the use of retention RSU awards to certain NEOs. Historically, shareholder support for our executive compensation program has been strong, with shareholders representing 95%, 94% and 95% of our shares voting in favor of our executive compensation program in 2023, 2022 and 2021, respectively. Given the one-time nature of the RSU awards and our historically strong support from our investors of our executive compensation program, the GCN Committee has determined to maintain the core design of our compensation program and decided not to make any changes to our program as a result of the recent opposition. The GCN Committee will continue to consider the outcome of future say on pay votes, in addition to various other factors, when making future compensation decisions.

Establishing Compensation

Market Analysis

At the GCN Committee's request, Meridian, its independent compensation consultant, presented an annual market assessment comparing our executive compensation programs and compensation against our peer group for:

* Base salary;
* Total cash compensation (base salary plus target annual incentive); and
* Total direct compensation (total cash compensation plus target long-term incentive).

To provide a broad perspective of the competitive market, Meridian analyzed data for various market pay levels, including the 25th, 50th and 75th percentiles. We consider compensation (base salary, target annual incentive, target long-term incentive and target total compensation) to be market competitive if it is within a range of the peer group median. However, the GCN Committee may set target pay opportunities above or below the peer group median based on additional factors considered during the pay decision process.

For 2024, the GCN Committee made pay decisions based on an annual market assessment of compensation and specific factors about each NEO, including experience, internal equity, Company results, scope and responsibility, retention and the NEO's role in succession planning. As part of the market assessment, the GCN Committee considered peer group data as well as compensation data points outside our industry to be consistent with where we compete for talent.

The GCN Committee exercises its independent judgment to approve the compensation level for the CEO. For all other executive officers, the GCN Committee considers the CEO's recommendation for setting compensation levels. The GCN Committee approved compensation for the CEO and all other executive officers that is aligned with our overall compensation philosophy described above.

Peer Group

Our peer group of publicly traded energy services companies is generally consistent from year to year (subject to changes resulting from mergers and acquisitions or other significant corporate events) and was developed by Meridian and approved by the GCN Committee. Peer group companies were selected primarily based on the following criteria:

- Similar operating models including regulatory jurisdictions and states served.
- Utilities with similar revenue and market capitalization.
- Part of the market for which we compete for talent and investor capital.
- Included in an executive compensation survey database for which compensation information is available for a cross-section of executive and managerial roles.

Based on the application of these criteria, the GCN Committee selected the following peer group for 2024.

2024 Peer Group Companies

Ameren Corporation (AEE)	DTE Energy Company (DTE)	Eversource Energy (EVR)	Public Service Enterprise Group Incorporated (PSEG)
AEP Company Inc. (AEP)	Duke Energy Corporation (DUK)	Exelon Corporation (EXC)	Sempra (SRE)
CenterPoint Energy Inc. (CNP)	Edison International (EIX)	FirstEnergy Corp. (FE)	The Southern Company (SO)
Consolidated Edison Inc. (ED)	Entergy Corporation (ETR)	NextEra Energy, Inc. (NEE)	WEC Energy Group, Inc. (WEC)
Dominion Energy Inc. (D)		PPL Corporation (PPL)	

In December 2023, at the time 2024 compensation was assessed:

- The median revenue for the peer group was $15.055 billion as compared to our revenue of $15.310 billion.
- The median market capitalization for the peer group was $27.977 billion as compared to our market capitalization of $32.706 billion.

Executive Compensation Elements

The following table provides information regarding the elements of total direct compensation for the NEOs in 2024:

	Base Salary	Annual Incentive	Long-Term Incentive: Performance Stock Units	Long-Term Incentive: Restricted Stock Units
Primary Purpose	Reward for ongoing work performed	Reward short-term performance	Motivate, Attract and Retain	
			Reward long-term performance	
	Continuity	Align interest with customers, shareholders and employees		
Performance Period	Ongoing	1 year	3 years	

Consistent with our goal of providing market-based compensation and benefits, the only perquisites we offered in 2024 were reimbursement programs for executive physicals and for financial, tax and estate planning services. The maximum amount allowed for reimbursement of physical and financial expenses was $6,000 and $12,480, respectively, and reimbursed amounts were not grossed up for taxes.

We provide the following retirement and post-employment programs:

Retirement and Post-Employment Programs

Pension Plan (qualified and nonqualified)

- Provides retirement income for eligible participants based on fixed, plan-based formulas

401(k) Savings Plan and Deferred Compensation Plan

- Provides for savings opportunities by deferring salary up to tax code limitations (401(k)) and salary, annual incentive and/or long-term incentive (Deferred Compensation)

Severance and Change in Control

- Provides compensation and benefits in the case of involuntary termination without cause

Mix of Total Compensation

We balance the mix of compensation to the NEOs by delivering a blend of short-term and long-term incentives that are consistent with prevailing market practice and our compensation philosophy. This approach has effectively resulted in 90% of total direct compensation for the CEO and 76% of total direct compensation for the other NEOs to be in the form of variable compensation, with the remainder representing fixed compensation. The GCN Committee and the Board believe this design encourages a balance of short-range and long-range strategic thinking, which is important given the long-term nature of utility operations and the capital investment necessary for such operations. The following charts illustrate the mix of total direct compensation for the CEO and other NEOs at target performance in 2024, excluding special retention awards.

CEO

Long-Term Incentives 75%	Short-Term Incentives 15%	Base Salary 10%

90% Performance and Stock-Based

All Other NEOs (average)

Long-Term Incentives 57%	Short-Term Incentives 19%	Base Salary 24%

76% Performance and Stock-Based

Overview of Target Total Compensation

For 2024, the GCN Committee set each NEO's base salary, target annual incentive and target long-term incentive awards, which are shown in the table below. These compensation levels align and the mix of pay is competitive with the market for the utility industry. Pay opportunities were established separate from the considerations related to the special retention awards.

Named Executive Officer	Annualized Base Salary ($)	Annual Incentive Target (% of Base Salary)	Long-Term Incentive Targets		Total ($)
			Performance Stock Units ($)	Restricted Stock Units ($)	
Bob Frenzel, Chairman, President and CEO	1,400,000	140%	7,000,000	3,000,000	13,360,000
Brian Van Abel, Executive Vice President, Chief Financial Officer	800,000	85%	1,575,000	675,000	3,730,000
Amanda Rome, Executive Vice President, Group President, Utilities and Chief Customer Officer	700,000	80%	1,225,000	525,000	3,010,000
Tim O'Connor, Executive Vice President, Chief Operations Officer	800,000	85%	1,190,000	510,000	3,180,000
Rob Berntsen, Executive Vice President, Chief Legal and Compliance Officer[1]	600,000	75%	875,000	375,000	2,300,000

[1]   Mr. Berntsen was named Executive Vice President, Chief Legal and Compliance Officer effective May 20, 2024.

Base Salary

Base salary provides a fixed element of regular income. In determining base salary, a key consideration of the GCN Committee is the base salary rates at peer companies, although the GCN Committee has flexibility to review other relevant factors as outlined in our compensation philosophy. Year-over-year increases to base salary were in response to our annual compensation review process. The base salaries for the NEOs were, in aggregate, within the market median of base salaries of our peer companies.

Annual Incentive

Our annual incentive plan ("AIP") is intended to reward the NEOs for achievement of short-term performance goals. In February 2024, our management recommended AIP goals to the GCN Committee based on an evaluation of prior corporate performance and available objective metrics and benchmarks. These goals were selected as they are aligned with our strategic priorities and support long-term value creation.

Calculation of Annual Incentive Award

The GCN Committee established each NEO's 2024 AIP payout based on the following structure:

- Each NEO's target award value is determined by multiplying the NEO's base salary and target percentage as described in the Establishing Compensation section.
- AIP outcomes can range from 0% to 200% of an NEO's target award.
- Up to 150% of an NEO's targeted award is determined by achievement of the operational metrics set forth below and a funding multiplier that is based on financial performance.
- Up to an additional 50% of an NEO's targeted award can be earned by attaining superior financial performance as measured by ongoing EPS.

2024 Goals and Achieved Results

The table below discloses the GCN Committee approved goals and actual results for the AIP in 2024.

Key Performance Indicator	Threshold Performance	Target Performance	Maximum Performance	2024 Actual Performance	% Payout	% Weight	Weighted Calculation
Electric System Reliability (SAIDI)	100	94	92	100	50.00 %	20 %	10.00 %
Safety							
Public Safety (gas emergency response)	92.0 %	96.5 %	98.5 %	97.5%	125.00 %	20 %	25.00 %
Employee Safety (safety culture)	77-79	80-82	83	76	— %	20 %	— %
Customer Satisfaction (J.D. Power residential survey) (percentile)	30th	38th	50th	32nd	62.50 %	20 %	12.50 %
Inclusion (index)	100	200	300	225	112.50 %	10 %	11.25 %
Wind Availability (equivalent availability factor)	94.0 %	96.0 %	97.0 %	96.8 %	140.00 %	10 %	14.00 %
Metric Results						100 %	72.75 %

Annual incentive awards are also, in part, based on ongoing EPS, which is a non-GAAP measure that we reconcile in Exhibit A, which can be adjusted for certain identified financial impacts. When ongoing EPS is below guidance, awards will not be paid. If ongoing EPS is in the lower end of earnings guidance, or $3.50 to $3.54 per share for 2024, then operational results can be modified by a funding multiplier of 50% to 100%. If ongoing EPS is at $3.55 per share or greater, then the operational results can be modified by a funding multiplier from a range of 100% to 150%, not to exceed 150% of target payout. For 2024, the GCN Committee considered overall performance as well as ongoing earnings results when determining the funding multiplier, resulting in an award level of 63.5% of target.

Financial performance is recognized and rewarded as a pre-defined percentage of each NEO's target annual incentive award. No additional percentage of target annual incentive awards was paid based on the achieved EPS result of $3.50 per share for 2024.

Long-Term Incentives

Long-term incentive ("LTI") awards are intended to reward NEOs for the achievement of long-term performance goals and stakeholder value creation and to retain critical talent. Consistent with prior years, in 2024, our long-term incentive program had two components, which addressed these objectives:

- Performance stock units ("PSUs") (70% weighting based on target LTI value); and
- Restricted stock units ("RSU") (30% weighting based on target LTI value).

40% Performance Stock Units – Relative TSR	30% Performance Stock Units – Carbon Emissions Reduction	30% Restricted Stock Units – Service-Based

Grant of 2024-2026 LTI Awards

Long-term incentive compensation is approximately 75% of the CEO's target total direct compensation and 57% of the average of the other NEOs' target total direct compensation and is primarily performance based. Prior to vesting, long-term incentive awards may not be sold, encumbered or otherwise transferred by the participant. Stock earned under long-term incentive compensation is subject to our Stock Ownership Policy (see page 41).

PSUs

In 2024, the GCN Committee approved the grant of PSUs to each NEO which are subject to the achievement of pre-determined performance metrics for the three-year period ending December 31, 2026. These performance metrics are relative TSR and carbon dioxide emissions reduction.



PSUs based on the Company's Relative TSR				PSUs based on Carbon Dioxide Emissions Reduction		
	Threshold	Target	Maximum		Threshold	Target	Maximum
	25th percentile	50th percentile	75th or greater percentile		53% reduction	56% reduction	59% or greater reduction
Payout	25%	100%	200%	Payout	25%	100%	200%

For performance between percentiles, the number of PSUs earned is determined by straight line interpolation.

PSUs are based on the achievement of specified levels of the Company's TSR relative to our peer group. Payout range is from 0% to 200% of target.	PSUs are based on the achievement of a specified reduction in carbon dioxide emissions in 2026 below 2005 levels associated with electric service. Payout range is from 0% to 200% of target.
The relative TSR goal links the interest of executive officers with those of our shareholders by rewarding NEOs for creating superior shareholder returns relative to utility industry peer companies.	The reduction in carbon dioxide emissions goal aligns to our lead the clean energy transition strategic priority to provide 100% carbon-free electricity by 2050.

Dividend equivalents are credited on each PSU during the three-year cycle to the same extent that dividends are paid on shares of our common stock.

The credited dividend equivalents are paid only if the associated PSU vests and is paid in accordance with the achieved three-year performance goal. If threshold performance is not achieved at the end of the three-year performance cycle, then all associated PSUs and dividend equivalents would be forfeited.

Each PSU represents one share of Xcel Energy common stock.

Grant awards at target:	Grant awards at target:
- CEO: 63,022	- CEO: 47,266
- Other NEOs range: 9,006 to 14,180	- Other NEOs range: 6,754 to 10,635
Settled as cash, shares or a combination, as elected.	Settled as shares.

RSUs

In 2024, the GCN Committee approved a grant of RSUs to each NEO that vests on December 31, 2026, provided that the NEO remains continuously employed until such anniversary, subject to certain limited exceptions. RSUs serve as an important retention tool. Each RSU represents one share of our common stock. Dividend equivalents are credited on each RSU during the vesting period to the same extent that dividends are paid on shares of our common stock. The credited dividend equivalents are paid only if the associated RSU vests based on the satisfaction of the service requirement.

For 2024, the CEO was awarded 47,267 RSUs and the other NEOs were awarded between 6,755 and 10,635 RSUs, excluding RSUs granted in connection with retention awards or hiring the executive.

As discussed in the CD&A in our 2024 Proxy Statement, in December 2023, the GCN Committee approved retention RSU awards to Messrs. Van Abel and O'Connor and to Ms. Rome valued at $800,000, $200,000 and $800,000, respectively. The grants of RSUs were made on January 2, 2024 and were intended to incentivize consistent leadership and continuity through our clean energy transition. The awards will vest in full on December 31, 2026 if the executive continues to provide service to Xcel Energy as of such date and have the same terms and conditions as the RSU awards granted under the 2024-2026 LTI program.

The PSU and RSU grants are included in the Grants of Plan-Based Awards table on page 45.

Settlement of 2022-2024 PSUs

The following section describes the results of the PSUs for the three-year performance period ended December 31, 2024.



The performance outcome is at the 35th percentile, which results in a 47.5% payout.

The performance outcome is a 58.6% reduction over 2005 levels, which results in a payout equal to 200% of target. In accordance with the terms of the LTI program, emissions associated with unexpected or unplanned beneficial electrification as of the grant date were excluded in determining the payout percentage. The aggregate impact of these exclusions was an increase of 33% to the payout.

Earned awards:

- CEO: 26,771
- Other NEOs: 4,666 to 6,654

Earned awards:

- CEO: 67,634
- Other NEOs: 11,787 to 16,811

The award amounts include dividend equivalents credited over the three-year performance cycle.

The PSUs that were earned are included in the Option Exercises and Stock Vested table on page 47.

Changes to LTI Program Beginning with 2025-2027 LTI Awards

In December 2024, based in part on input from Meridian, the GCN Committee redesigned the Company's LTI Program beginning with the 2025-2027 LTI awards. The intent of the redesign was to maintain financial alignment with investors while adding operational focus to high priority and risk items of concern to our investors. Under the redesigned program, target LTI award values will continue to consist 30% of RSUs and 70% of PSUs. Similar to our prior LTI Program, the RSUs will vest on the third anniversary of the grant date, provided the executive officer remains continuously employed until such anniversary, subject to certain limited exceptions. The PSUs will vest based on achievement of the following performance metrics over a three-year period.

Performance Metric	% Weight
Financial Goal	30 %
Emissions Reduction Goal	30 %
Public Safety Goal	
Nuclear Operations Ratings Goal	20 %
Wildfire Mitigation Goals	20 %
Target Percentage of PSUs	100 %

The percent of PSUs that will vest with the Financial Goal will be determined based on the rate at which the Company's annual ongoing EPS changed from the 2024 baseline of $3.55 to the last year of the performance period. The percent of PSUs that will vest based on the Emissions Reduction Goal will be determined by the Company's reduction, if any, in carbon dioxide emissions below the level of carbon dioxide emissions in 2005 (the 2005 baseline level) as measured during the third year in the performance period. The percent of PSUs that will vest based on the Nuclear Operations Ratings Goal will be determined based on the public safety scoring of the Company's nuclear generating plants as determined by the World Association of Nuclear Operators Plant Industry Index in December of the third year in the performance period, modified by the Nuclear Regulatory Commission Reactor Oversight Process measures for the nuclear plants. The percent of PSUs that will vest based on the Wildfire Mitigation Goals will be determined based on the level of completion during the performance period of specified measures that were based on the wildfire mitigation plans filed with the public utility commissions in Colorado and Texas. The number of PSUs achieved based on the performance of the four metrics outlined above will then be adjusted, upwards or downwards by up to 30%, by the results of a relative TSR ranking (the "PSU Modifier"). The PSU Modifier will be determined by the extent that the Company's TSR is above or below the 50th percentile of performance relative to the TSR of the companies in our peer group. The total number of PSUs that can vest cannot exceed 200% of the target number of PSUs after taking into account the PSU Modifier.

Compensation Arrangement with Rob Berntsen

Mr. Berntsen was hired as Executive Vice President, Chief Legal and Compliance Officer effective May 20, 2024. In connection with his hiring, the GCN Committee, based on its review of relevant market data and advice from its independent compensation consultant, approved compensation for Mr. Berntsen consisting of an annual base salary of $600,000, a target bonus under the AIP program equal to 75% of his annual base salary, and long-term incentive awards for the 2024-2026 performance period with a target grant date fair value equal to $1,250,000 (subject to the same terms as the comparable awards granted to other executive officers for this performance cycle). To replace forfeited compensation earned by Mr. Berntsen at his previous employer, Mr. Berntsen received two RSU awards valued at $350,000 each that will vest on December 31, 2025 and December 31, 2026 if he continues to provide service to Xcel Energy as of such dates. The GCN Committee also approved a $100,000 cash sign-on bonus for Mr. Berntsen (which is subject to repayment if Mr. Berntsen voluntarily terminates his employment with us prior to May 20, 2025) and relocation benefits up to $250,000, not including amounts reimbursed for taxes on such benefits.

Retirement and Deferred Compensation Benefits

In 2024, our NEOs other than Mr. Berntsen were eligible to participate in the Xcel Energy qualified and nonqualified pension plans. The role of the pension plans in executive compensation is the same as it is for other employees: to provide income during retirement and aid in the retention of qualified employees. The qualified pension plans benefits are based on service and earnings up to the Internal Revenue Service's established limits on the benefit that may be payable. The nonqualified pension plan restores the benefit that would have been payable through the qualified pension plan if not for the limits imposed by Internal Revenue Code Sections 401(a)(17) and 415(b).

Each executive officer is eligible to participate in Xcel Energy's 401(k) Savings Plan and Deferred Compensation Plan. The 401(k) Savings Plan allows executive officers, like other eligible employees, to defer a portion of their base salary up to certain Internal Revenue Service limits. The Deferred Compensation Plan, in addition to allowing a portion of base salary to be deferred, also allows deferral of all or a portion of annual incentive and performance-based long-term incentive awards. For 2024, the Company matched 50% of base salary deferrals (up to 8% deferred), netting to a maximum 4% as the eligible matching contributions under the plans. One of the purposes of the Deferred Compensation Plan is to allow for a full employer matching contribution that cannot be contributed under our qualified retirement plan due to the Internal Revenue Code limitations.

Additional Compensation Program Features and Policies

Severance Policy

The Company provides severance benefits to NEOs in accordance with the Xcel Energy Senior Executive Severance and Change in Control Policy (as amended, the "Severance Policy"). The GCN Committee believes the Severance Policy provides a competitive severance benefit that retains key talent during a critical and potentially protracted period of uncertainty in the event the Company undergoes a change in control and the executive is not retained following the completion of such event. Outside of change in control situations, the Severance Policy also encourages executive officers to focus on the interests of Xcel Energy and its shareholders without undue concern that the officer will be terminated without compensation and benefits.

The benefits payable under the Severance Policy are discussed in more detail under Potential Payments upon Termination or Change in Control beginning on page 51.

Employment Contracts

Neither our CEO nor any of our other executive officers have employment contracts.

Stock Ownership Requirements

Our Stock Ownership Policy is an important feature of our compensation philosophy that helps to ensure alignment of executive interests with those of our shareholders. The stock ownership guideline for each executive is based on the executive's position. Executives are expected to achieve the applicable ownership requirement within five years of the date they assume their current executive position. If an executive is not in compliance with the ownership requirement within the required time period, we may require that the executive receive payment of any future incentive awards in stock and to retain 100% of the net shares (after-tax) delivered to the executive until the ownership requirement is met. All shares of common stock that the executive owns, as well as amounts invested into the Xcel Energy stock fund in the 401(k) Savings Plan and Deferred Compensation Plan, count toward compliance with the ownership guidelines. The table below shows the value of shares of common stock and common stock equivalents that each NEO must hold by the required dates expressed as a multiple of base salary.



CEO	6x base salary
Other NEOs	3x base salary
All Other Executive Officers	2x-3x base salary

As of March 24, 2025, all the NEOs have achieved, or are on track to achieve, the stated stock ownership requirement by the date specified for achievement.

Equity Grant Practices

We follow these practices regarding the timing of equity compensation grants:

- PSUs and RSUs are normally approved on the date of the regularly scheduled December GCN Committee meeting and granted on the first trading day of the next fiscal year.
- Off-cycle grants to employees and new hires are made during the two-week period following the earnings release for the quarter in which the triggering event occurred.
- Grants to newly promoted executive officers or otherwise made as described above are made either (i) on the day the GCN Committee approves the grant for a promotion that has already occurred or is occurring concurrently; or (ii) on the effective date of a promotion for promotions or grants that become effective at a future date.
- In years where we pay out annual incentive awards, we issue shares of common stock and restricted stock to executives who have elected to receive their award in such form on the regularly scheduled date of the February GCN Committee meeting.

Insider Trading Policies and Policies on Hedging and Pledging

We have insider trading policies and related procedures that govern the purchase, sale and other disposition of our securities by directors and all employees, including executives. The policies also apply to certain family members and related parties of our directors and employees. We believe that the policies and related procedures are designed to promote compliance with insider trading laws, rules and regulations, including the Nasdaq listing standards. Subject to limited exceptions, the policies generally prohibit trading in our securities when aware of material nonpublic information, as well as disclosing (or "tipping") such information to others. The policies also impose trading windows and pre-clearance requirements on directors and certain employees, including executives.

The insider trading policies also prohibit certain speculative trading, including short-selling and the use of any hedging or purchase of any financial instruments designed to hedge or offset any decrease in the market value related to shares of our common stock for directors and all employees, including executives. Under our policies, the diversification of holdings in Xcel Energy stock through sales is not considered hedging. In addition, the policies prohibit pledging of shares by executive officers and directors. The Board believes that these policies are consistent with our philosophy that senior executives' and directors' interests should be aligned with those of our long-term shareholders through equity ownership.

Recoupment

We have recoupment (or clawback) policies that we amended in 2023 to reflect the clawback rules adopted by the SEC and Nasdaq, while also retaining features of our prior policy that provided for recoupment in the event of certain misconduct.

Our Nasdaq-compliant clawback policy provides that, in the event that we are required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement, we will reasonably promptly recover any excess incentive-based compensation paid to our current and former executive officers based on any misstated financial reporting measure that was received during the three-year period preceding the date we are required to prepare the restatement.

We have an additional clawback policy that provides for similar recoupment rights from a broader group of current and former leaders, including business unit vice presidents, that permits use of discretion in determining appropriate amounts to be repaid. This additional policy also provides that we may clawback certain compensation in the event that any executive officer or other leader described above is determined to have engaged in misconduct. The compensation subject to this clawback provision includes annual incentive awards, long-term incentive awards and certain deferred compensation, retirement benefits and separation pay and benefits, with the amount subject to clawback for executive officers determined by the GCN Committee based on the facts and circumstances.

No incidents occurred that triggered application of our clawback policies in 2024.

Risk Assessment

Our compensation programs are designed to motivate performance while not promoting behaviors that create undue risk. The GCN Committee considers several risk factors in establishing executive compensation programs, when setting compensation levels and when selecting measures and performance goals for our variable compensation programs. These factors include:

- Design aligns shareholder, customer and employee interests.
- Performance metrics align to our business strategy, and different metrics are utilized in the annual and long-term incentive programs.
- Long-term incentives have three-year vesting periods to encourage long-term decision-making and value creation.
- Incentive metrics are subject to auditing and internal controls, which apply to performance achievement and reporting of results.
- Payout ranges are understood and capped.
- Performance, structure and target incentive opportunities are comparable to those of our industry or peer companies.
- Stock Ownership Policy requires executive officers to invest in Xcel Energy to maintain long-term alignment.
- Clawback policies are in place as described above on both annual and long-term incentives.

REPORT OF THE COMPENSATION COMMITTEE

The GCN Committee, in its capacity as the compensation committee of the Board, has reviewed and discussed with management the CD&A in this proxy statement. Based on the review and discussions referred to above, the GCN Committee recommended to the Board that the CD&A be included in the Company's proxy statement.

Compensation Committee

Christopher Policinski, Chair	Richard O'Brien
Megan Burkhart	Kim Williams
Patricia Kampling	

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the primary elements of compensation paid or granted to the NEOs. See the CD&A above for a description of our executive compensation program to gain an understanding of the information disclosed in this and the following tables.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Bob Frenzel Chairman, President and CEO	2024	1,400,000	—	10,000,015	1,244,600	211,080	76,368	12,932,063
	2023	1,300,000	—	18,000,011	1,811,160	175,217	70,780	21,357,168 [7]
	2022	1,200,000	—	7,000,062	1,985,850	69,074	63,593	10,318,579
Brian Van Abel EVP, Chief Financial Officer	2024	800,000	—	3,050,051	431,800	226,667	49,303	4,557,821
	2023	750,000	200,000	2,600,017	657,900	346,694	43,301	4,597,912
	2022	700,000	—	1,740,011	741,384	—	28,781	3,210,176
Amanda Rome EVP, Group President, Utilities and Chief Customer Officer	2024	700,000	—	2,550,098	355,600	89,370	45,220	3,740,288
	2023	656,250	200,000	1,900,049	541,843	61,965	46,891	3,406,998
	2022	600,000	—	1,553,689	317,736	21,410	10,910	2,503,745
Tim O'Connor EVP, Chief Operations Officer	2024	800,000	—	1,900,101	431,800	278,386	47,655	3,457,942
	2023	775,000	100,000	2,250,018	679,830	316,471	36,990	4,158,309
	2022	750,000	—	2,550,060	843,986	105,596	35,544	4,285,186
Rob Berntsen[8] EVP, Chief Legal and Compliance Officer	2024	370,833	100,000	1,950,141 [9]	176,930	—	187,115	2,785,019

[1] Amounts in this column reflect base salary earned for the corresponding year regardless of whether any portions were deferred under the 401(k) Savings Plan, Deferred Compensation Plan or otherwise.

[2] Amounts in this column for 2023 reflect additional cash awards under our AIP paid to Messrs. Van Abel and O'Connor and Ms. Rome in consideration of individual performance contributing to Xcel Energy's strong operational and financial performance as described in our 2024 proxy statement. For Mr. Berntsen, the amount in this column for 2024 represents a cash sign-on bonus that was approved in connection with his hiring.

[3] Amounts in this column reflect the aggregate grant date fair value of long-term incentive awards that remain subject to performance and/or vesting conditions. The grant date fair value was computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), excluding the effect of estimated forfeitures. The grants are valued based on the closing price of our common stock on the grant date of the award, based on the assumption that target performance will be achieved or the service requirement will be met and the awards and future credited dividend equivalents will vest and will not be forfeited. The following table presents the grant date fair values included in the column by award type and also includes the grant date fair value of the PSUs granted in 2024 assuming maximum performance is achieved.

	PSUs			
Name	Target ($)	Maximum ($)	RSUs ($)	Retention RSUs ($)
Bob Frenzel	6,999,979	13,999,958	3,000,036	—
Brian Van Abel	1,575,008	3,150,016	675,003	800,039
Amanda Rome	1,225,035	2,450,070	525,024	800,039
Tim O'Connor	1,189,999	2,379,998	510,045	200,057
Rob Berntsen	874,995	1,749,990	1,075,146	—

[4] Amounts in this column reflect annual incentive awards earned under our AIP, as more fully described in the Annual Incentive section on page 37. The amounts in this column are part of the AIP earned, regardless of whether any portion was deferred under the Deferred Compensation Plan.

Executive Compensation

[5]	Amounts in this column reflect the increase in the present value of the executive officer's benefits under all pension plans established by the Company, using methods that are consistent with those used in our financial statements. The change from the prior year is generally due to (a) the additional years of service earned by the executive officer under the plans, (b) the change in the final average salary from the prior year used to determine plan benefits, (c) the interest earned on accumulated benefits during the year (that is, the decrease in the deferral period until benefits commence as the executive officer approaches retirement) and (d) changes in actuarial assumptions including interest rates. Although Mr. Van Abel accrued additional benefits in 2022, the present value of his pension benefits decreased by $413,116 due to changes in the actuarial assumptions used to calculate the present value of pension benefits. In accordance with SEC guidelines, if the change in pension value is negative, it is not shown in the table above. Mr. Berntsen will become a participant in our pension plan after completion of one full year of service.

Our Deferred Compensation Plan does not credit above-market earnings or preferential earnings to amounts deferred, and accordingly, no nonqualified deferred compensation earnings have been reported.

[6]	Amounts included in All Other Compensation for 2024 include the cost of premiums for life insurance paid by the Company, amounts reimbursed to executives under our executive physical health program, as well as the following:

Name	Company Contributions to our Deferred Compensation Plan ($)	Company Contributions to the 401(k) Savings Plan ($)	Company Paid Financial Wellness ($)
Bob Frenzel	44,500	11,500	12,480
Brian Van Abel	20,500	11,500	12,480
Amanda Rome	16,500	11,500	12,480
Tim O'Connor	20,500	11,500	—
Rob Berntsen	—	9,262	7,454

For Mr. Berntsen, All Other Compensation also includes $168,743 in relocation expense reimbursement which includes $15,839 in income tax reimbursement for taxes related to the relocation reimbursement.

Executive officers may have the occasional personal use of event tickets when such tickets are not being used for business purposes, for which we have no incremental costs.

[7]	This total includes a one-time award of retention RSUs with a grant date fair value of $9,000,011. The total excluding this one-time award is $12,357,157.

[8]	Mr. Berntsen was hired as Executive Vice President, Chief Legal and Compliance Officer effective May 20, 2024. His compensation is described in the CD&A.

[9]	Includes additional RSUs granted to Mr. Berntsen in connection with his hiring, as described in the CD&A.

Grants of Plan-Based Awards

The following table provides information regarding awards granted during 2024 to the NEOs.

Name	Grant Date	Date of Approval	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)[3]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Bob Frenzel	1/2/2024	12/12/2023				15,756	63,022 [a]	126,044		4,000,006
	1/2/2024	12/12/2023				11,817	47,266 [b]	94,532		2,999,973
	1/2/2024	12/12/2023							47,267 [4]	3,000,036
			980,000	1,960,000	3,920,000					
Brian Van Abel	1/2/2024	12/12/2023				3,545	14,180 [a]	25,360		900,005
	1/2/2024	12/12/2023				2,659	10,635 [b]	21,270		675,003
	1/2/2024	12/12/2023							23,240 [4]	1,475,042
			340,000	680,000	1,360,000					
Amanda Rome	1/2/2024	12/12/2023				2,757	11,029 [a]	22,058		700,011
	1/2/2024	12/12/2023				2,068	8,272 [b]	16,544		525,024
	1/2/2024	12/12/2023							20,877 [4]	1,325,063
			280,000	560,000	1,120,000					
Tim O'Connor	1/2/2024	12/12/2023				2,679	10,714 [a]	21,428		680,018
	1/2/2024	12/12/2023				2,009	8,035 [b]	16,070		509,981
	1/2/2024	12/12/2023							11,188 [4]	710,102
			340,000	680,000	1,360,000					
Rob Berntsen	5/20/2024	4/18/2024				2,252	9,006 [a]	18,012		500,013
	5/20/2024	4/18/2024				1,689	6,754 [b]	13,508		374,982
	5/20/2024	4/18/2024							13,060 [4]	725,092
	5/20/2024	4/18/2024							6,305 [5]	350,054
			139,315	278,630	557,260					

[1] The amounts show estimated payouts of annual incentive awards pursuant to the AIP. Payouts of annual incentive awards are dependent on the level of achievement of corporate financial and operational goals approved by the GCN Committee, with each individual having the opportunity to earn from 0% to 200% of the target annual incentive award based on the level of achievement of the goals. The actual payments of the cash component of these awards are included in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table on page 43. An executive officer may elect to receive shares of common stock or restricted stock in lieu of all or a portion of the cash payment for which they were otherwise entitled under the AIP. No such elections were made for 2024.

[2] The amounts show the threshold, target and maximum payouts for grants of PSUs. PSUs are dependent on the level of achievement of performance conditions approved by the GCN Committee, with each individual having the opportunity to earn from 0% to 200% of the target PSUs award based on the level of achievement. The number of PSUs paid out upon settlement is also determined by the price of our common stock at payout.

In this column the share amounts reflect the LTI stock-based awards described in (a) and (b) below.

[a] PSUs based on relative TSR with a measurement date of December 31, 2026.

[b] PSUs based on carbon dioxide emissions reduction with a measurement date of December 31, 2026.

All PSUs were granted under the Amended and Restated 2015 Omnibus Incentive Plan (the "2015 Plan"). The number of units granted was determined based on the fair market value of our common stock at the time the units were granted, and the value of the units granted is included in the "Stock Awards" column in the Summary Compensation Table.

[3] The targeted grant date fair value of each PSU award and the grant date fair value of each RSU award was computed in accordance with FASB ASC Topic 718 based on the closing price of our common stock on the grant date.

[4] The amount reflects RSUs issued under the 2015 Plan that will vest on December 31, 2026. For Messrs. Van Abel and O'Connor and Ms. Rome, grants include RSUs of 12,605, 3,152 and 12,605, respectively, to incentivize consistent leadership and continuity through our clean energy transition. For Mr. Berntsen, the amount includes 6,305 RSUs granted in connection with his hiring.

[5] The amount reflects RSUs issued under the 2015 Plan that will vest on December 31, 2025 that were granted to Mr. Berntsen in connection with his hiring.

Outstanding Equity Awards at Fiscal Year-End

The following table provides additional information regarding outstanding RSUs, restricted stock and PSUs held by the NEOs on December 31, 2024. Fractional share amounts have been rounded to the nearest whole share.

Name	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1][2]
Bob Frenzel	27,311 [3]	1,844,035	68,276 [4]	4,609,980
	48,625 [5]	3,283,161	81,932 [6]	5,532,034
	158,081 [7]	10,673,649	64,833 [8]	4,377,502
			97,248 [9]	6,566,184
Brian Van Abel	7,890 [3]	532,702	19,724 [4]	1,331,791
	23,908 [5]	1,614,248	23,670 [6]	1,598,178
			14,587 [8]	984,941
			21,881 [9]	1,477,412
Amanda Rome	5,826 [3]	393,345	14,562 [4]	983,220
	21,477 [5]	1,450,114	17,475 [6]	1,179,894
	673 [10]	45,409	11,346 [8]	766,073
			17,019 [9]	1,149,145
Tim O'Connor	6,829 [3]	461,063	17,069 [4]	1,152,477
	11,509 [5]	777,117	20,482 [6]	1,382,973
			11,022 [8]	744,193
			16,532 [9]	1,116,221
Rob Berntsen	6,474 [3]	437,141	9,172 [8]	619,325
	13,411 [5]	905,481	13,758 [9]	928,919

[1] Values were calculated based on the $67.52 closing price of our common stock on December 31, 2024. For PSUs granted in 2023 and 2024, the values reflected in the table assume target performance for PSUs granted based on relative TSR and assume maximum performance for the PSUs based on carbon dioxide emissions reduction. The value of the PSUs at payout will be based on actual performance and the price of our common stock at that time.

[2] Amounts reflected exclude PSU awards that have a measurement period that ended on December 31, 2024 and vested on such date. The GCN Committee certified payment of these awards on February 25, 2025, and the amounts for these awards are included in the Option Exercises and Stock Vested table on page 47.

[3] Represents RSUs granted for 2023, and credited dividend equivalents, vesting on December 31, 2025.

[4] Represents PSUs granted for 2023, and credited dividend equivalents, based on relative TSR for the performance period January 1, 2023 to December 31, 2025. The measurement date for the vesting of these awards is December 31, 2025.

[5] Represents RSUs granted for 2024, and credited dividend equivalents, vesting on December 31, 2026.

[6] Represents PSUs granted for 2023, and credited dividend equivalents, based on carbon dioxide emissions reduction. The measurement date for the vesting of these awards is December 31, 2025.

[7] Represents retention-based RSUs granted on October 25, 2023. Of the RSUs granted, 33% will vest on February 28, 2027 and 67% will vest on February 29, 2028.

[8] Represents PSUs granted for 2024, and credited dividend equivalents, based on relative TSR for the performance period January 1, 2024 to December 31, 2026. The measurement date for the vesting of these awards is December 31, 2026.

[9] Represents PSUs granted for 2024, and credited dividend equivalents, based on carbon dioxide emissions reduction. The measurement date for the vesting of these awards is December 31, 2026.

[10] Represents restricted stock, and credited dividends, that Ms. Rome elected to receive in lieu of cash compensation for annual incentive awards granted in 2022 for which she was otherwise entitled under the AIP. Restrictions lapsed on one-third of the shares on March 1, 2023 and on one-third of the shares on March 1, 2024. The restrictions on the remaining one-third of restricted shares will lapse on March 1, 2025 or the next available trading day if the designated date is not a trading day.

Option Exercises and Stock Vested

The following table discloses on a grant-by-grant basis the PSU, RSU and restricted stock awards that vested in 2024. Fractional share amounts have been rounded to the nearest whole share.

Name	Stock Awards[1]	
	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[2]
Bob Frenzel	26,771 [3]	1,894,873 [4]
	67,634 [5]	4,787,110 [4]
	22,545 [6]	1,595,729 [4]
Brian Van Abel	6,654 [3]	470,996 [4]
	16,811 [5]	1,189,886 [4]
	5,605 [6]	396,706 [4]
Amanda Rome	1,486 [7]	78,286 [8]
	4,666 [3]	330,268 [4]
	11,787 [5]	834,298 [4]
	3,930 [6]	278,151 [4]
Tim O'Connor	5,928 [3]	419,575 [4]
	14,975 [5]	1,059,948 [4]
	4,993 [6]	353,419 [4]
Rob Berntsen	—	—

[1] We have not granted stock options since 2001, and there are no outstanding options. As such, the columns relating to option exercises have been omitted.

[2] Amounts reflected include PSU awards that had performance periods that ended on December 31, 2024 and RSUs that vested on December 31, 2024. The GCN Committee certified the achievement of the applicable performance measures on February 25, 2025.

[3] Reflects vesting of PSUs granted for the performance period of January 1, 2022 to December 31, 2024 and associated dividend equivalent units based on achievement of TSR relative to our peer group. Upon settlement, each officer received their PSU award as follows: Messrs. Frenzel, Van Abel and O'Connor received 50% as common stock and 50% as cash, and Ms. Rome received 100% as common stock.

[4] Value is based on the closing market price of our common stock on February 24, 2025, or $70.78, the preceding trading date prior to the GCN Committee certification.

[5] Reflects vesting of PSUs granted for the performance period of January 1, 2022 to December 31, 2024 and associated dividend equivalent units based on achievement of a defined reduction of carbon dioxide emissions. Upon settlement, each officer received 100% of the PSU award in shares of common stock.

[6] Reflects vesting of service-based RSUs granted for the period of January 1, 2022 to December 31, 2024 and associated dividend equivalent units based on active employment at the time of vesting. Upon settlement, each officer received 100% of the RSUs in shares of common stock.

[7] Reflects vesting of restricted stock elected in lieu of cash compensation under the AIP plus associated stock acquired with reinvested dividends.

[8] Value is based on the closing market price of our common stock on February 28, 2024, or $52.69, the preceding trading date prior to the vesting date.

Pension Benefits

We maintain two defined benefit plans in which the NEOs participate.

- The Xcel Energy Pension Plan (referred to as the "Pension Plan") provides funded, tax-qualified benefits that are subject to compensation and benefit limits under the Internal Revenue Code.
- The Xcel Energy Inc. Nonqualified Pension Plan (referred to as the "Nonqualified Pension Plan") provides unfunded, nonqualified benefits for compensation that is above the required limits of the Pension Plan.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Bob Frenzel	Pension Plan	9	445,604	—
	Nonqualified Pension Plan	9	364,939	—
Brian Van Abel	Pension Plan	15	868,359	—
	Nonqualified Pension Plan	15	621,665	—
Amanda Rome	Pension Plan	10	164,931	—
	Nonqualified Pension Plan	10	119,134	—
Tim O'Connor	Pension Plan	17	1,733,909	—
	Nonqualified Pension Plan	17	693,931	—
Rob Berntsen	Pension Plan	1	—[1]	—
	Nonqualified Pension Plan	1	—[1]	—

[1] Mr. Berntsen will become a participant after completion of one full year of service.

Present Value of Accumulated Benefits

The Present Value of Accumulated Benefit is the present value of the annual pension benefit earned as of December 31, 2024, that would be payable under each plan for the NEOs beginning at normal retirement age, or the earliest time at which the NEO may retire without a benefit reduction. Certain assumptions regarding interest rates and mortality were used to determine the present value of the benefit. Those assumptions are consistent with those used in Note 11, Benefit Plans and Other Postretirement Benefits, to Xcel Energy's Consolidated Financial Statements included as part of Xcel Energy's 2024 Annual Report on Form 10-K, including use of updated discount rate assumptions. Specifically, the discount rate for qualified pension benefits was changed from 5.53% for 2023 to 5.88% for 2024. The Nonqualified pension benefit discount rate was changed from 5.58% for 2023 to 5.81% for 2024.

Normal retirement age for this purpose is defined by the various plans in which the NEOs participate. The Present Value of Accumulated Benefit is determined for each plan assuming benefits commence at the age described below:

- *Pension Plan*. Benefits are calculated assuming the normal retirement age is 65.
- *Nonqualified Pension Plan*. Benefits are calculated assuming normal retirement age is 65.

The following narrative provides detailed information about the retirement benefits available to the NEOs.

Pension Plan

The NEOs participate in either the Pension Equity or the Cash Balance formula under the Pension Plan. Benefits provided under the Pension Plan are based on compensation up to the compensation limit under Section 401(a)(17) of the Internal Revenue Code ($345,000 in 2024). In addition, benefits provided under the Pension Plan may not exceed a benefit limit under Section 415(b) of the Internal Revenue Code ($275,000 in 2024, payable as a single life annuity beginning at normal retirement age). Benefits are payable under the normal form of benefit (a qualified joint and 50% survivor annuity for a married participant) or one of the optional forms of payment elected by the participant, including a lump sum. Benefits under the Pension Plan are funded and payable from the assets held in an irrevocable tax-exempt trust.

Pension Equity Benefit Formula

There are two general benefit components payable under the Pension Equity benefit: the basic benefit and the Retirement Spending Account. The basic Pension Equity benefit is determined as follows:

- Monthly benefit, payable as a single life annuity at the participant's normal retirement age, which is the actuarial equivalent of the participant's Pension Equity Plan ("PEP") balance. The PEP balance is equal to 10% of the participant's highest average pay (expressed on a monthly basis) times years of credited service times 12.

- Highest average pay is equal to the highest average monthly rate of base pay plus annual incentive pay during any 48 consecutive months of covered employment. Base pay is regular, straight-time earnings, including employee contributions to the 401(k) Savings Plan, the Flexible Benefits Plan and, effective January 1, 2002, the Deferred Compensation Plan.

If a participant terminates employment before age 65 but after completing three years of vesting service, the benefit is calculated as described above, but based on service and highest average pay at termination.

Retirement Spending Account

The Retirement Spending Account annual benefit is available for PEP participants and is expressed as a monthly benefit, payable as a single life annuity that is the actuarial equivalent of the Retirement Spending Account balance. The Retirement Spending Account balance is the accumulated value at retirement of the initial account balance, annual credits and annual interest credits.

- Initial account balance equal to $1,400 times all years of service as of December 31, 2002, for former New Century Energy participants and December 31, 1998 for former Northern States Power Company participants. For all other participants, the initial account balance is zero.

- Annual credits equal to $1,400.

- Interest credits based on one-year treasury constant maturities plus 1% from the prior November.

Effective for plan years beginning after December 31, 2017, the Company eliminated future Retirement Spending Account credits for all eligible non-bargaining participants, including the NEOs.

Cash Balance Formula

The Cash Balance formula benefit is determined as follows:

- Monthly benefit, payable as a single life annuity at the participant's normal retirement age, which is the actuarial equivalent of the participant's Cash Balance account balance. The Cash Balance account balance is equal to an annual pay credit of 5% of base salary and annual incentive pay plus an annual interest credit.

- Annual interest credits are based on a 30-year rate for U.S. Treasuries from the prior November.

Nonqualified Pension Plan

The Nonqualified Pension Plan replaces the benefit that would have been payable through the Xcel Energy Pension Plan if not for the limits imposed by Internal Revenue Code Sections 401(a)(17) and 415(b). All participants must receive their Nonqualified Pension Plan benefit as a lump sum.

Generally, a participant's years of credited service are based on their years of employment with the Company and its predecessors. However, in certain cases, credit for service prior to participation in the plan may be granted. The years of credited service listed above for the Nonqualified Pension Plan for all the NEOs are based only on their period of service while employed by the Company and its predecessors.

The Nonqualified Pension Plan is unfunded and maintained as a book reserve account. No funds are set aside in a trust or otherwise; participants in the Nonqualified Pension Plan are general creditors of the Company with respect to the payment of their Nonqualified Pension Plan benefits. The executive officer's accrued benefit under the Nonqualified Pension Plan cannot be sold, transferred or otherwise anticipated before it becomes payable under the terms of the plan, other than through a qualified domestic relations order.

Nonqualified Deferred Compensation

The following table shows the amounts deferred by the NEOs and our matching contributions during 2024.

Name	Executive Contributions in 2024 ($)[1]	Registrant Contributions in 2024 ($)[2]	Aggregate Earnings (Loss) in 2024 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Dec. 31, 2024 ($)[3]
Bob Frenzel	98,000	44,500	33,354	—	654,393
Brian Van Abel	64,000	20,500	24,841	—	262,529
Amanda Rome	35,000	16,500	9,969	—	114,370
Tim O'Connor[4]	80,000	20,500	1,469,498	(6,148)	18,618,219
Rob Berntsen	6,500	—	188	—	6,688

[1] Deferrals into the deferred compensation plan were made from compensation earned in 2024 and are reported in the column titled "Salary" in the Summary Compensation Table for 2024 on page 43.

[2] Amounts shown reflect our matching contributions (above applicable Internal Revenue Code limits) into our deferred compensation plan during 2024 and are included in "All Other Compensation" in the Summary Compensation Table. These amounts are described in footnote 6 to the Summary Compensation Table on page 43.

[3] Of the amounts shown, the following aggregated amounts were included in the column titled "Salary" in the Summary Compensation Table for 2022 and 2023: Mr. Frenzel: $175,000; Mr. Van Abel: $101,500; Ms. Rome: $33,750; and Mr. O'Connor: $114,500.

[4] The Aggregate Earnings, Aggregate Withdrawals/Distributions and Aggregate Balance columns include $361, $6,148 and $29,645, respectively, attributable to the Nuclear Management Company, LLC Executive Deferred Compensation Plan of our former subsidiary which was closed to new participants and contributions in 2008 and which has two employee participants.

Deferred Compensation Plan

On an annual basis, eligible executives and key employees may elect to defer up to 75% of base salary, up to 100% of the annual incentive payable in the following calendar year, and up to 100% of vested PSUs into the Deferred Compensation Plan. For 2024, the Company matched 50% of base salary deferrals (up to 8% deferred), netting to a maximum 4%, for eligible matching contributions for eligible executives whose matching contributions into the Company's 401(k) Savings Plan are restricted by Internal Revenue Code imposed limits. The Company matching contributions are credited to investment fund(s) selected by each NEO. The Company may also make discretionary contributions to accounts of certain participants but did not do so for any NEO in 2024.

The Company established irrevocable trusts to provide a secure source of funds to assist in meeting our deferred compensation obligations. We may make contributions to the trusts from time to time in amounts determined sufficient to pay benefits when due to participants under this plan. Notwithstanding the trusts, this plan is nonqualified and amounts on deposit in the trust are subject to the claims of the Company's general creditors.

Investment Funds

The investment fund options under the Deferred Compensation Plan consist of those options available to all employees under the 401(k) Savings Plan, including the Xcel Energy Stock Fund, except that the brokerage account option is not available under the Deferred Compensation Plan. The rates of return on the investment fund options ranged from 1.29% to 24.99% for 2024 with a median return rate of 12.84%. As under the 401(k) Savings Plan, participants may change their assumed investment funds on a daily basis. Deferred amounts from certain long-term incentive awards must remain invested in the Xcel Energy Stock Fund for a minimum of six months.

Distribution Options

For the Deferred Compensation Plan, the executive's account is payable on the earlier of a specific year or the executive's separation from service or death and will be paid in a lump sum or in ten annual installments as elected by the executive or, if no election is made, in a lump sum.

- If a specific year is elected, and is earlier than separation from service, a lump sum distribution will be made around January 31 of the elected year.
- Distributions based on separation from service will be made (or will begin) around the next January 31 or July 31 that first follows the sixth-month anniversary of the executive's separation from service.
- In the event of the executive's death, payment to the executive's beneficiary will be made in a lump sum unless the executive was already receiving installment payments. In that case, the installment payments will continue to be paid to the executive's beneficiary.
- The executive can receive a distribution in the event of an extreme financial hardship that cannot be satisfied by any other means.

Potential Payments upon Termination or Change in Control

We provide severance benefits to the NEOs under the Xcel Energy Senior Executive Severance and Change in Control Policy (as amended, the "Severance Policy"). As discussed above, the Severance Policy provides a market-competitive severance benefit and serves as a retention tool in the event the Company were to undergo a change in control. Each of our current NEOs is a participant in the Severance Policy.

Under the Severance Policy, a participant whose employment is terminated will receive severance benefits unless:

- The employer terminated the participant for cause, which for this purpose includes termination for (i) the willful and continued failure of a participant to perform substantially his or her duties, after a written demand for substantial performance, or (ii) the willful engagement by a participant in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company;

- Termination was because of the participant's death, disability or retirement;

- The participant's division, subsidiary or business unit was sold and the buyer agreed to continue the participant's employment with specified protections for the participant; or

- The participant terminated voluntarily.

The severance benefits under the Severance Policy include the following:

- A lump sum cash payment equal to the participant's annual base salary and target annual incentive award;

- A lump sum cash payment equal to the prorated target annual incentive compensation for the year of termination;

- A lump sum cash payment of $30,000 for outplacement services;

- A lump sum cash payment equal to the value of the additional amounts that would have been credited to or paid on behalf of the participant under pension and retirement savings plans if the participant had remained employed for one additional year; and

- Continued medical, dental and life insurance benefits for one additional year.

If the participant is terminated (including a voluntary termination following a diminution in salary, benefits or responsibilities) within two years following a change in control, the participant will receive benefits under the Severance Policy similar to the severance benefits described above, except as follows:

- The lump sum cash payment of the participant's annual base salary and target annual incentive award will be increased by a severance multiplier up to three times, depending upon the participant's tier;

- The lump sum cash payment for the value of additional retirement savings and pension credits will be up to three years, depending upon the participant's tier; and

- Medical, dental and life insurance benefits will be continued for up to three years, depending upon the participant's tier.

For these purposes, a change of control generally means (i) any acquisition of 20% or more of either our common stock or combined voting power (subject to limited exceptions for acquisitions directly from us, acquisitions by us or one of our employee benefit plans, or acquisitions pursuant to specified business combinations in which (a) our shareholders will own more than 60% of the shares of the resulting corporation, (b) no one person will own 20% or more of the shares of the resulting corporation and (c) a majority of the board of the resulting corporation will be our incumbent directors), (ii) directors of the Company as of the effective date of the Severance Policy and those directors who have been elected subsequently and whose nomination was approved by such directors fail to constitute a majority of the Board, (iii) a merger, share exchange or sale of all or substantially all of the assets of the Company (except those business combinations that satisfy clauses (a), (b) and (c) above) or (iv) shareholder approval of a complete liquidation or dissolution of the Company.

In addition, pursuant to the terms of our incentive compensation plans and equity award agreements, upon a change in control, all unvested shares of restricted stock and unvested RSUs will vest immediately, and all PSUs will vest and be paid out immediately in cash as if the applicable performance goals had been obtained at target levels.

The amounts payable in cash for each of the NEOs relating to the PSUs and RSUs are included in the "Equity compensation" row of the "Termination upon Change in Control" column in the Aggregate Termination Payments table on page 53.

To receive the benefits under the Severance Policy, the participant must also sign an agreement releasing all claims against the employer and its affiliates and agreeing not to compete with the employer and its affiliates and not to solicit their employees and customers for one year, to the extent allowed under applicable law.

Disability Benefits

All disability benefits for NEOs and all of our active employees are provided through an insured arrangement with a third-party administrator/insurer. Each of the NEOs is eligible for a disability benefit in the event of a total and permanent disability. This disability benefit is generally available to all employees of the Company.

For participants in the long-term disability benefit, the monthly disability benefit payable is equal to 60% of the participant's basic monthly earnings, limited to a maximum $25,000 monthly benefit. This monthly benefit would be payable until normal retirement age, or for those participants becoming disabled after age 63, for a specific period of time.

Retirement Benefits

Upon retirement, the executive officers will be entitled to receive the retirement benefits described above under the caption "Pension Benefits" on pages 48 to 49 and the nonqualified deferred compensation described under the caption "Nonqualified Deferred Compensation" on page 50.

Outstanding Equity Compensation Awards

As discussed above, pursuant to the terms of our incentive compensation plans and equity award agreements, in the event there is a change in control, all stock-based awards, such as restricted stock, will vest immediately and any awards that may be settled in cash or stock, such as PSUs and RSUs, will vest and be paid out immediately in cash as if the applicable performance goals had been obtained at target levels.

The treatment of other unvested stock-based awards and awards that may be settled in cash or stock in situations other than a change in control, is as follows:

Award	Audience	Voluntary Termination	Involuntary Termination With Cause	Involuntary Termination Without Cause	Retirement	Death or Disability
PSUs (Long-Term Plan)	For NEOs who do not meet age and service requirements	Forfeited	Forfeited	Forfeited	Forfeited	Restrictions lapse
	For NEOs who are at least age 55 with 10 years of continuous service	Prorated until date of separation, with actual payment dependent upon the achievement of performance goals		Prorated until date of separation, with actual payment dependent upon the achievement of performance goals	Prorated* until date of retirement, with actual payment dependent upon the achievement of performance goals	
RSUs (Long-Term Plan)	For NEOs who do not meet age and service requirements	Forfeited	Forfeited	Forfeited	Forfeited	Restrictions lapse
	For NEOs who are at least age 55 with 10 years of continuous service	Prorated until date of separation		Prorated until date of separation	Prorated* until date of retirement	
Retention RSUs (Long-Term Plan)		Forfeited	Forfeited	Forfeited; at Board's discretion, units may vest pro-rata based on completed service	Forfeited	Prorated
Restricted Stock (AIP)	All awards	Forfeited	Forfeited	Forfeited	Forfeited	Restrictions lapse

*NEOs who provide notice of retirement in accordance with the award agreement used in 2024 will not have their awards prorated upon retirement but will have their awards vest in full (based on actual performance for PSUs).

Aggregate Termination Payments

This section explains those payments and benefits that are accelerated in various termination of employment scenarios. For purposes of preparing this table, we have assumed that (i) the NEOs were terminated on December 31, 2024 and (ii) the price of our common stock was $67.52 (the closing price on December 31, 2024).

Name	Termination upon Change in Control[1] ($)	Voluntary Termination/ Retirement ($)	Involuntary Termination with Cause ($)	Involuntary Termination without Cause ($)	Death ($)
Bob Frenzel					
Severance payments	10,080,000	—	—	3,360,000	—
Retirement/Pension[2]	716,723	95,407	95,407	269,855	95,407
Benefits[3]	257,553	—	—	105,851	—
Equity compensation	30,837,437 [4]	—	—	—	21,145,764 [5]
Total	41,891,713	95,407	95,407	3,735,706	21,241,171
Brian Van Abel					
Severance payments	4,440,000	—	—	1,480,000	—
Retirement/Pension[2]	1,091,407	530,911	530,911	675,050	530,911
Benefits[3]	155,799	—	—	71,933	—
Equity compensation	6,001,478 [4]	—	—	—	6,001,478 [5]
Total	11,688,684	530,911	530,911	2,226,983	6,532,389
Amanda Rome					
Severance payments	3,780,000	—	—	1,260,000	—
Retirement/Pension[2]	306,171	67,889	67,889	137,070	67,889
Benefits[3]	200,553	—	—	86,851	—
Equity compensation	4,757,271 [4]	—	—	—	4,802,680 [5]
Total	9,043,995	67,889	67,889	1,483,921	4,870,569
Tim O'Connor					
Severance payments	4,440,000	—	—	1,480,000	—
Retirement/Pension[2]	725,943	18,001	18,001	225,050	18,001
Benefits[3]	237,734	—	—	99,245	—
Equity compensation	4,384,447 [4]	2,418,578	—	2,418,578	4,384,447 [5]
Total	9,788,124	2,436,579	18,001	4,222,873	4,402,448
Rob Berntsen					
Severance payments	3,150,000	—	—	1,050,000	—
Retirement/Pension[2]	154,325	—	—	—	—
Benefits[3]	150,741	—	—	70,247	—
Equity compensation	2,426,406 [4]	—	—	—	2,426,406 [5]
Total	5,881,472	—	—	1,120,247	2,426,406

[1] Amounts in this column relate to amounts payable if a change in control, as defined in the Severance Policy, occurs and the executive officer is terminated within two years of such event.

[2] Represents the actuarial present value of pension benefits that would be received upon a specified termination event over and above those included in the Pension Benefits table on page 48 which the executive officers also would be entitled to receive (except upon death, it would be reduced by 50%). The amounts shown in the Pension Benefits table are based on prescribed assumptions for age at payment, interest rate and mortality. In the event of immediate termination of employment, benefits would be calculated using actual assumptions set forth in the pension plan documents, which differ from the prescribed assumptions used for purposes of calculating the actuarial present value of accumulated benefits for the Pension Benefits table. In addition, the retirement benefits payable subsequent to specific events (for example, a change in control) will be modified as described above. The retirement amounts shown in this section represent the increase, if any, in the present value of pension benefits due to the difference in assumptions for age at payment, interest rates and mortality. These amounts also reflect the increase due to changes in benefit level required for the specific termination event identified in the table.

[3] Included in the amounts reported under "Benefits" for all NEOs is $30,000 for outplacement services. Amounts also include the dollar value of continued medical, dental and life insurance benefits for three additional years in the event of a termination upon change in control or one additional year in the event of an involuntary termination without cause as set forth below. For these purposes we have assumed that health care costs will increase at the rate of 9.47% per year.

	Bob Frenzel ($)	Brian Van Abel ($)	Amanda Rome ($)	Tim O'Connor ($)	Rob Berntsen ($)
3 Years	59,553	29,799	86,553	111,735	92,955
1 Year	19,851	9,933	28,851	37,245	30,985

Amounts in this row also include the dollar value of the additional matching contributions to the qualified and nonqualified Deferred Compensation Plan for three additional years in the event of a termination upon change in control or one additional year in the event of an involuntary termination without cause as set forth below:

	Bob Frenzel ($)	Brian Van Abel ($)	Amanda Rome ($)	Tim O'Connor ($)	Rob Berntsen ($)
3 Years	168,000	96,000	84,000	96,000	27,786
1 Year	56,000	32,000	28,000	32,000	9,262

[4] Represents the value of the RSUs and dollar value of all PSUs that will vest and be paid out immediately in cash as if the applicable performance goals had been obtained at target levels.

[5] Represents the value of the RSUs and dollar value of all PSUs that will vest and be paid out in cash, shares or a combination thereof as if the applicable performance goals had been obtained at target levels. This amount also includes $45,409 for Ms. Rome for restricted stock for which restrictions would lapse as described in the Outstanding Equity Awards at Fiscal Year-End table and under Outstanding Equity Compensation Awards on page 46.

This section does not cover all amounts the NEOs will receive following termination as they are also entitled to receive:

- their vested balances under pension and deferred compensation plans, as disclosed previously, under all employment termination scenarios;

- the payments of long-term incentive awards, as described in the table on page 52; and

- annual incentive awards at target, in the event of a change in control, or at actual performance levels for all events other than termination with cause, as disclosed in the Grants of Plan-Based Awards table on page 45.

CEO Pay Ratio

Set forth below is the ratio of the annual total CEO compensation for 2024 to the annual total compensation of our median employee for 2024. Mr. Frenzel's annual total CEO compensation was $12,932,063, as reflected in the Summary Compensation Table on page 43.

To determine our median employee in 2024 we used a definition that was based on actual W-2 taxable income for the 2024 calendar year for those who were employed on December 1, 2024. Taxable income was selected because it is inclusive of all forms of compensation paid to an employee such as overtime and allowances per union contracts, and we believe it is an appropriate representation of pay. For 2024, our median employee's annual total compensation was $130,406.

Comparing the annual total CEO compensation for 2024 noted above to our median employee's annual total compensation for 2024, the resulting CEO pay ratio is 99:1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Exchange Act of 1934, and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Pay Versus Performance

This section provides information regarding "compensation actually paid" to our NEOs for fiscal years 2020 through 2024 as defined, and in accordance with, SEC rules. References in this proxy statement to "CAP" refer to "compensation actually paid" as defined in applicable SEC rules. The disclosures included in this section were not considered by the GCN Committee when making compensation decisions.

Pay Versus Performance

Year	Summary Compensation Table Total for CEO Frenzel ($)[1]	Summary Compensation Table Total for CEO Fowke ($)[1]	Compensation Actually Paid to CEO Frenzel ($)[1][2]	Compensation Actually Paid to CEO Fowke ($)[1][2]	Average Summary Compensation Table Total for Non-CEO Named Executive Officers ($)[3]	Average Compensation Actually Paid to Non-CEO Named Executive Officers ($)[2][3]	Value of Initial Fixed $100 Investment Based on: Total Shareholder Return ($)[4]	EEI Electrics Index Total Shareholder Return ($)[4][5]	Net Income (in Millions) ($)[6]	Ongoing EPS ($)[6]
2024	12,932,063	—	20,695,635	—	3,635,267	4,874,815	123	127	1,936	3.50
2023	21,357,168	—	18,145,698	—	3,802,917	2,708,009	109	107	1,771	3.35
2022	10,318,579	—	9,940,497	—	3,258,129	3,537,717	120	117	1,736	3.17
2021	8,350,364	12,785,442	6,391,262	(962,729)	2,543,311	1,949,601	113	116	1,597	2.96
2020	—	16,805,589	—	30,490,302	2,795,911	3,941,492	108	99	1,473	2.79

[1] Mr. Frenzel became CEO on August 18, 2021. Mr. Fowke served as our CEO from 2011 until his retirement on August 18, 2021.

[2] Amounts in this column reflect the total compensation reflected in the Summary Compensation Table for the applicable year adjusted in accordance with SEC rules to determine CAP.

The adjustments made to Summary Compensation Table totals in order to determine CAP for our CEO and our other NEOs for 2024 are set forth below. The amounts included for non-CEO NEOs have been averaged. Dividends paid on equity awards during the year are included in the Stock Awards column of the Summary Compensation Table.

	Year	**Pension-Related Adjustments** Summary Compensation Table Aggregate Change in Actuarial Present Value of Accumulated Benefits under Defined Benefit and Pension Plans ($)	Pension Service Cost ($)	**Equity-Related Adjustments** Summary Compensation Table "Stock Awards" Amount ($)	Year-End Fair Value of Awards Granted During the Year that Remain Unvested ($)	Difference Between Fair Value of Awards from 12/31/23 to 12/31/24 for Awards Granted in any Prior Year that Remained Unvested at Year-End ($)	12/31/23 to Vesting Date for Prior Year Awards that Vested During the Year ($)	Adjustments to Summary Compensation Table Totals ($)
CEO Frenzel	2024	(211,080)	112,802	(10,000,015)	13,963,626	2,802,782	1,095,457	7,763,572
Average Non-CEO NEOs	2024	(148,606)	71,581	(2,362,598)	3,193,031	310,119	176,021	1,239,548

[3] The non-CEO NEOs were as follows:
2024: Brian Van Abel, Tim O'Connor, Amanda Rome and Rob Berntsen
2023: Brian Van Abel, Brett Carter, Tim O'Connor, Amanda Rome and Patricia Correa
2022: Brian Van Abel, Brett Carter, Tim O'Connor and Amanda Rome
2021: Brian Van Abel, Brett Carter, Tim O'Connor and Amanda Rome
2020: Brian Van Abel, Robert Frenzel, Brett Carter, Tim O'Connor, Amanda Rome and Kent Larson

[4] Total shareholder return is calculated based on a fixed investment of one hundred dollars measured from the market close on December 31, 2019 (the last trading day of fiscal 2019) through and including the end of each year reported in the table.

[5] The EEI Investor-Owned Electrics Index ("EEI Electrics Index") (market capitalization-weighted) is a broad measure of industry performance, and which is the industry index used to show our performance in our Form 10-K.

[6] The SEC's rules and related guidance state that the "Company-Selected Measure" must be a financial performance measure not otherwise presented in the table above that we use to link CAP for our NEOs for fiscal 2024 to our Company's performance. The only other financial performance measure used in our executive compensation program is ongoing EPS, which is a non-GAAP measure that we reconcile in Exhibit A which can be adjusted for certain identified financial impacts. Adjustments were made to ongoing EPS for 2024 as noted in Exhibit A. As described in the CD&A, our annual incentive awards are, in part, based on ongoing EPS. When ongoing EPS is below guidance, annual incentive awards will not be paid.

Most Important Performance Measures

- Electric System Reliability (SAIDI)
- Safety (public and employee)
- Carbon Dioxide Emissions Reduction
- Customer Satisfaction
- Inclusion Index
- Relative Total Shareholder Return
- Ongoing Earnings Per Share

We have listed to the left the most important financial performance measures (as well as our most important non-financial measures) used to link CAP and Company performance for fiscal year 2024 as further described in our CD&A.

The following charts have been included to show the relationship, if any, between our CEO's CAP and other (average) NEO's CAP and (i) Company TSR and peer group TSR, (ii) the Company's net income and (iii) the Company's ongoing EPS.

CAP Versus TSR

The chart below compares CAP amounts for the CEO and other NEOs with the cumulative TSR on the Company's common stock and with the cumulative TSR of our peer group and of the EEI Electrics Index.



CAP Versus Net Income

The chart below compares CAP amounts for both CEOs and other NEOs with the Company's annual net income. The Company does not currently use net income as a factor in its executive compensation program.



CAP Versus Our Company-Selected Measure, Ongoing EPS

The chart below compares CAP for both CEOs and other NEOs with our company-selected measure, ongoing EPS. While ongoing EPS is used to determine whether a payout can be made under our annual incentive program, there is no direct relationship between ongoing EPS and AIP payout amounts. A detailed description of our annual incentive program is included in the CD&A.



Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth certain information as of December 31, 2024 regarding shares of Xcel Energy common stock authorized for issuance under all of our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders[1]	9,349,995	n/a	13,970,009
Equity compensation plans not approved by security holders	n/a	n/a	n/a

[1]

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Xcel Energy Inc. Amended and Restated 2015 Omnibus Incentive Plan	9,022,529 [2][3]	n/a	—
Xcel Energy Inc. 2024 Equity Incentive Plan	118,355 [2][3]	n/a	13,970,009 [4]
Xcel Energy Director Stock Equivalent Program for Non-Employee Directors	209,111	n/a	— [5]

[2] The Xcel Energy Inc. 2024 Equity Incentive Plan (the "2024 Plan") was approved by shareholders at the 2024 Annual Meeting of Shareholders and replaced the 2015 Plan approved by shareholders at the 2015 Annual Meeting of Shareholders. No additional awards may be made under the 2015 Plan. Any shares subject to an award under the 2024 Plan (or to an award under the 2015 Plan that was outstanding on the date the 2024 Plan became effective) that expires, is cancelled or forfeited, or is settled or paid in cash will, to the extent of such expiration, cancellation, forfeiture or cash settlement, automatically replenish the 2024 Plan share reserve and become available for future awards. Any shares tendered or withheld to satisfy a tax withholding obligation in connection with any award under the 2024 Plan or the 2015 Plan shall become available for future awards under the 2024 Plan.

[3] Includes PSUs, RSUs, stock equivalent units and associated reinvested dividend equivalents. For PSUs and certain RSUs and associated dividend equivalent units, the actual number of securities to be paid out depends upon the level of achievement of the applicable performance goal. Awards may be paid out in cash, stock or a combination thereof. Amounts reflected in this table assume payout in shares at 200% for PSUs and 120% for certain RSUs. PSUs and a portion of the award for certain RSUs are subject to forfeiture if the threshold performance level is not achieved.

[4] Awards can take the form of stock options, stock appreciation rights, restricted stock, PSUs, RSUs or stock equivalent units.

[5] The Xcel Energy Director Stock Equivalent Program for Non-Employee Directors, as amended and restated (the "SEP"), first approved by shareholders in 2004 was replaced by the 2015 Plan. The 1,216,512 shares that remain available under the SEP will only be used to settle outstanding awards previously granted, which will continue to earn additional dividend equivalents. No additional awards may be made under the SEP.

DIRECTOR COMPENSATION

The GCN Committee has authority to develop and recommend compensation policies and programs for directors. Only non-employee directors are compensated for their Board service. The GCN Committee retained Meridian as its independent compensation consultant to advise when setting director compensation to ensure it is market based, aligned with shareholder interests and consistent with our compensation principles. Additional information regarding Meridian is included on page 17. As part of its review in 2024 and based on market information presented by Meridian, the GCN Committee recommended and the Board determined to maintain current compensation levels.

In 2024, our annual non-employee director pay was:

- Annual Retainer: $125,000
- Lead Independent Director Retainer: $35,000
- Audit Committee Chair Retainer: $25,000
- Audit Committee Members (including Chair) Retainer: $10,000
- Finance Committee Chair Retainer: $20,000
- GCN Committee Chair Retainer: $25,000
- ONES Committee Chair Retainer: $20,000
- Annual Equity Grant: valued at $170,000

Directors receive 25% of their applicable annual pay each quarter (pro-rated for partial service during the quarter). Directors may elect to defer all or a portion of their cash retainers into stock equivalent units (see Stock Program below). We do not offer retirement benefits to our directors.

Annual Equity Grant

Each director elected at the 2024 Annual Meeting of Shareholders received a grant of 3,061 shares of common stock or stock equivalent units representing approximately $170,000 in value on the first business day following the annual meeting. Stock equivalent units are payable upon the director's termination of service, disability or death. Terms of the stock equivalent units are discussed below under Stock Program.

Stock Program

Our director compensation program aligns director and shareholder interests, and our Stock Program is designed to further that principle. Directors can elect to receive their annual equity grant in shares of common stock and/or stock equivalent units. Each stock equivalent unit has a value equal to one share of our common stock. Stock equivalent units cannot be voted by a director and are only payable as a distribution of whole shares of our common stock. The stock equivalent units fluctuate in value with the value of our common stock. Directors who elect to defer cash compensation into stock equivalent units receive a premium of 20% of the compensation that was deferred. Additional stock equivalent units are accumulated upon the payment of, and at the same value as, dividends declared on our common stock. Distributions of stock equivalent units from the Stock Program are made starting in the first quarter of the year following a director's separation from service. Directors may elect to receive distributions either in a lump sum or in annual installments over two to ten years. Distributions will be accelerated and paid in a lump sum upon a change in control, disability or death.

Director Compensation Table

The compensation each non-employee director received in 2024, including deferred amounts, is shown in the table below.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[1][2]	Total ($)
Megan Burkhart	—	332,000	332,000
Lynn Casey	—	320,000	320,000
Netha Johnson	125,000	170,000	295,000
Patricia Kampling	67,500	251,000	318,500
George Kehl	160,000	170,000	330,000
Richard O'Brien	—	344,000	344,000
Charles Pardee	—	356,000	356,000
Christopher Policinski	—	350,000	350,000
James Prokopanko	135,000	170,000	305,000
Devin Stockfish[3]	—	—	—
Tim Welsh	—	332,000	332,000
Kim Williams	160,000	170,000	330,000
Daniel Yohannes	125,000	170,000	295,000

[1] In 2024, the following directors elected to defer cash compensation into stock equivalent units as follows:

Name	Cash ($)	Stock Equivalent Units (#)
Megan Burkhart	135,000	2,732
Lynn Casey	125,000	2,530
Patricia Kampling	67,500	1,366
Richard O'Brien	145,000	2,935
Charles Pardee	155,000	3,137
Christopher Policinski	150,000	3,036
Tim Welsh	135,000	2,732

[2] Amounts in this column represent the aggregate grant date fair value of the shares of common stock or stock equivalent units granted to directors in 2024 as computed in accordance with FASB ASC Topic 718, which value is equal to the closing price of our common stock on the trading date preceding the applicable grant date. Directors may receive stock equivalent units for their annual equity grant and may receive additional stock equivalent units if they elect to defer their cash retainers into stock equivalent units. Stock equivalent units are only payable as a distribution of whole shares of our common stock upon a change in control or a director's termination of service, disability or death. The stock equivalent units fluctuate in value as the value of our common stock fluctuates. As of December 31, 2024, the number of stock equivalent units held in the name of each current non-employee director was as follows:

Name	Stock Equivalent Units (#)	Name	Stock Equivalent Units (#)	Name	Stock Equivalent Units (#)
Megan Burkhart	14,659	Richard O'Brien	84,856	Tim Welsh	9,163
Lynn Casey	33,884	Charles Pardee	12,771	Kim Williams	100,497
Netha Johnson	13,416	Christopher Policinski	136,274	Daniel Yohannes	14,217
Patricia Kampling	7,946	James Prokopanko	33,894		
George Kehl	13,416	Devin Stockfish	—		

For information on holdings of common stock and stock equivalent units as of March 24, 2025, see the Ownership of Securities table on page 63.

[3] Mr. Stockfish joined the Board of Directors on January 23, 2025.

Director Stock Ownership Guidelines

Independent directors are subject to stock ownership guidelines which establish a target level ownership of Xcel Energy common stock or common stock equivalents of seven times their annual cash retainer. Directors are expected to meet this guideline within five years of being elected to the Board. All directors whose stock ownership target date was on or before December 31, 2024 have met the guideline.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in its oversight of the Company's financial reporting process. The Board, in its business judgment, has determined that all members of the Audit Committee are "independent," as required by the Nasdaq listing standards. The Audit Committee operates pursuant to its charter, which it reviews at least annually.

The charter delineates the roles and responsibilities of management and the independent public accounting firm as follows:

- *Management* is responsible for the preparation, presentation and integrity of the Company's consolidated financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations.

- *Our independent auditors, Deloitte*, are responsible for auditing the Company's consolidated financial statements and expressing an opinion as to whether they are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America.

To perform its oversight function, the Audit Committee has:

- Reviewed and discussed the audited consolidated financial statements with management and our independent auditors. This review included a discussion of the quality—not just the acceptability—of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

- Discussed with our independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and SEC.

- Received the written disclosures and the letter from our independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and discussed the independence of Deloitte with them.

- Reviewed and pre-approved the services provided by our independent auditors other than their audit services and considered whether the provision of such other services by our independent auditors is compatible with maintaining their independence.

- Discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits for the year 2024. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

Based on the reviews and discussions described in this report, and subject to the limitations on the role and responsibilities of the committee referred to in the charter, the Audit Committee recommended to the Board and the Board has approved that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC. The Audit Committee has appointed Deloitte as the Company's independent auditors for 2025. Shareholder ratification of this appointment is included as Proposal No. 3 in the proxy materials.

Audit Committee

George Kehl, Chair	Charles Pardee
Megan Burkhart	James Prokopanko
Patricia Kampling	Tim Welsh

INDEPENDENT AUDITORS

Audit and Non-Audit Fees

The following table presents fees for professional services performed by Deloitte, the member firms of Deloitte and their respective affiliates for the audit of the Company's and its subsidiaries' annual consolidated financial statements for 2024 and 2023, the review of the Company's and its subsidiaries' interim consolidated financial statements for each quarter in 2024 and 2023 and for audit-related, tax and other services performed in 2024 and 2023 (in thousands).

	2024	2023
Audit Fees [1]	$ 5,975	$ 5,654
Audit-Related Fees [2]	495	375
Tax Fees [3]	301	254
All Other Fees [4]	3	3
Total	$ 6,774	$ 6,286

[1] Includes annual audits of the Company's and its subsidiaries' consolidated financial statements and management's assessment of our internal control over financial reporting, reviews of interim consolidated financial information, consultation on matters related to financial reporting and comfort letters and consents for securities offerings.

(2)   In 2024 and 2023, Audit-Related Fees include $355,000 and $325,000, respectively, for employee benefit plan audits; $160,000 and $50,000, respectively, for other agreed upon procedures.

(3)   In 2024 and 2023, Tax Fees include $301,000 and $227,000, respectively, for tax compliance services and $0 and $27,000, respectively, for tax planning services.

(4)   All Other Fees include $3,000 in 2024 and 2023 for accounting research software product license fees.

Audit and Non-Audit Services Pre-Approval Policy

Our Audit Committee has adopted detailed pre-approval policies and procedures pursuant to which audit, audit-related and tax services, and all permissible non-audit services are pre-approved by category of service. The fees are budgeted, and actual fees compared to the budget are monitored throughout the year. During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval. In those instances, the Company will obtain the specific pre-approval of the Audit Committee before engaging the independent auditor. The policies require the Audit Committee to be informed of each service, and the policies do not include any delegation of the Audit Committee's responsibilities to management. The Audit Committee has delegated pre-approval authority for matters that arise between meetings to the Chair of the Audit Committee. The Chair is required to report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

All audit-related fees, tax fees and all other fees for 2024 and 2023 were pre-approved in accordance with this policy.

PROPOSAL NO. 3
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has retained Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm to audit the accounts of the Company for the fiscal year ending December 31, 2025. Deloitte was originally selected as our independent registered public accounting firm in 2002.

The Audit Committee negotiates the fees associated with the Deloitte engagement and participates in the selection of the lead engagement partner. The lead engagement partner is rotated periodically.

While the Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's principal independent accountants, the Audit Committee and Board request that shareholders ratify the appointment of Deloitte as our independent registered public accounting firm as a matter of policy. While the Audit Committee is not required to take any action as a result of the outcome of this vote, it may investigate the reasons and consider whether to retain Deloitte or appoint another independent registered public accounting firm should shareholders reject the proposal. In addition, even if the appointment is ratified by shareholders, the Audit Committee in its discretion may appoint a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of Deloitte will attend the annual meeting and have an opportunity to make a statement. Such representatives will be available to respond to questions from shareholders at the annual meeting.

 **The Board recommends a vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2025.**

RELATED PERSON TRANSACTIONS

In 2008, the Board adopted a policy establishing procedures for the review and approval or ratification of transactions involving Xcel Energy if one of our directors, nominees for director, executive officers or shareholders owning more than 5% of our common stock or their immediate family members has a material interest in the transaction. Transactions or series of transactions exceeding a value of $120,000 are governed by this policy. The GCN Committee is responsible for reviewing these transactions. In determining whether to approve or ratify any such transactions, the GCN Committee must analyze the following factors:

• Whether the terms are fair to the Company;

• Whether the transaction is material to the Company;

• The role the related person has played in arranging the transaction;

• The structure of the transaction;

• The interests of all related persons in the transaction; and

• Any other considerations the GCN Committee deems relevant.

Whether a related person has a "material interest" in a transaction is a facts and circumstances determination. Factors considered include the relationship of the related persons to the transaction and with one another, the importance of the interest to the person having the interest and the amount involved in the transaction and any other consideration deemed relevant by the GCN Committee. The GCN Committee will approve a related person transaction only if it determines that the transaction is beneficial to the Company and the terms are fair to the Company. For 2024, no transactions were required to be reviewed by the GCN Committee under the related person transaction policy.

OWNERSHIP OF SECURITIES

Directors and Officers

The table below provides the beneficial ownership of our common stock as of March 24, 2025 for (a) each director and director nominee; (b) the executive officers named in the Summary Compensation Table; and (c) the directors and current executive officers as a group. Unless otherwise indicated, each person has sole investment and voting power (or shares such powers with his or her spouse) over the shares noted. As of March 24, 2025, there were 576,010,585 shares of our common stock issued, outstanding and entitled to vote. None of the listed individual directors, director nominees or executive officers beneficially owned more than 1% of our common stock on March 24, 2025. The directors and executive officers as a group beneficially owned less than 1% of our common stock on March 24, 2025. None of the shares owned by our directors or executive officers are subject to any type of pledge.

Name of Beneficial Owner	Principal Position	Common Stock	Restricted Stock	Total Shares Beneficially Owned	Stock Equivalents[1]
Megan Burkhart	Director	—	—	—	14,779
Lynn Casey	Director	1,143	—	1,143	34,162
Netha Johnson	Director	531	—	531	13,526
Patricia Kampling	Director	9,410	—	9,410	8,011
George Kehl	Director	593	—	593	13,526
Richard O'Brien	Director	11,366	—	11,366	85,553
Charles Pardee	Director	12,050	—	12,050	12,876
Christopher Policinski	Director	2,000	—	2,000	137,393
James Prokopanko	Director	1,000	—	1,000	34,172
Devin Stockfish	Director	2,170	—	2,170	837
Tim Welsh	Director	—	—	—	9,238
Kim Williams	Director	11,876	—	11,876	101,322
Daniel Yohannes	Director	10,098	—	10,098	14,333
Bob Frenzel	Chairman, President and Chief Executive Officer	347,331	—	347,331	—
Brian Van Abel	Executive Vice President, Chief Financial Officer	63,723	—	63,723	—
Amanda Rome	Executive Vice President, Group President, Utilities and Chief Customer Officer	35,333	—	35,333	—
Tim O'Connor	Executive Vice President, Chief Operations Officer	20,857	—	20,857	42,016
Rob Berntsen	Executive Vice President, Chief Legal and Compliance Officer	6,283	—	6,283	—
Directors and Current Executive Officers as a group (19 persons)		541,764	—	541,764	521,744

[1] Stock equivalents represent (i) stock equivalent units held under the directors' Stock Program as of March 24, 2025 and (ii) the share equivalents of our common stock held by executive officers in the Deferred Compensation Plan as of March 24, 2025. For information on the director stock equivalent units granted during 2024 and holdings at December 31, 2024, see page 59. The information in this column is not required by SEC rules because the stock equivalents carry no voting rights and the recipient does not have the right to acquire any underlying shares within 60 days of March 24, 2025. Nevertheless, we believe that this information provides a more complete picture of the financial stake that our directors and executive officers have in the Company.

Largest Shareholders

The table below provides information as to each person or entity known to us to be the beneficial owner of more than 5% of our common stock:

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class [1]
The Vanguard Group [2] 100 Vanguard Blvd. Malvern, PA 19355	71,989,761	12.50%
BlackRock, Inc. [3] 50 Hudson Yards New York, NY 10001	49,987,090	8.68%
State Street Corporation [4] State Street Financial Center 1 Congress Street, Suite 1 Boston, MA 02114	37,150,945	6.45%

[1] The percent of class is based on the shares beneficially owned as a percent of the shares outstanding on March 24, 2025.

[2] This information is based solely on a Schedule 13G/A filed with the SEC by The Vanguard Group on February 13, 2024. The Vanguard Group reported having shared voting power over 949,807 shares, sole dispositive power over 69,378,264 shares and shared dispositive power over 2,611,497 shares as of December 31, 2023.

[3] This information is based solely on a Schedule 13G/A filed with the SEC by BlackRock, Inc. on January 24, 2024. BlackRock, Inc. reported having sole voting power over 46,700,820 shares and sole dispositive power over 49,987,090 shares as of December 31, 2023.

[4] This information is based solely on a Schedule 13G/A filed with the SEC by State Street Corporation on October 16, 2024. State Street Corporation reported having shared voting power over 27,713,010 shares and shared dispositive power over 37,143,025 shares as of September 30, 2024.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

What Proposals Are Being Voted On, How Does the Board Recommend That I Vote, and What Is the Voting Requirement to Approve Each Proposal?

Proposals	Voting Options	Board Recommendation	Vote Required	Broker Discretionary Voting Allowed	Effect of Abstention/ Withhold	Effect of Broker Non-Vote[1]
1 — Election of Directors	FOR, AGAINST, WITHHOLD	FOR	More votes "FOR" a nominee than "AGAINST"[2]	No	None	None
2 — Advisory Vote on Executive Compensation (Say on Pay Vote)	FOR, AGAINST, ABSTAIN	FOR	More votes "FOR" than "AGAINST"	No	None	None
3 — Ratification of the Appointment of Deloitte & Touche LLP as our Independent Registered Accounting Firm for 2025	FOR, AGAINST, ABSTAIN	FOR	Majority of shares present and entitled to vote[3]	Yes	Vote AGAINST	None

[1] For an explanation of a "broker non-vote," see "What Happens If I Do Not Give Specific Voting Instructions?" below. For Proposal No. 3, if a quorum cannot be established without including broker non-votes, then those broker non-votes required to establish a minimum quorum will have the same effect as votes "AGAINST."

[2] Our Guidelines on Corporate Governance require an incumbent director in an uncontested election to tender a resignation to our GCN Committee if the director does not receive a majority of the votes cast "FOR." After taking into account that committee's recommendation, the Board will act on the offer of resignation and publicly disclose its decision within 90 days of the date of the certification of the election results. In making its recommendation or decision, the GCN Committee and the Board may each consider any factors or other recommendations that it considers relevant and appropriate. Any director who has offered to tender his or her resignation will not participate in the decision regarding his or her resignation. If the director's resignation is not accepted by the Board, the director will continue to serve until the next annual meeting and until his or her successor is duly elected. If the director's resignation is accepted by the Board, the Board may fill any resulting vacancy or may elect to not fill the vacancy and decrease the size of the Board.

[3] The voting standard assumes that the number of shares voted in favor of such proposal constitutes more than 25% of the outstanding shares of our common stock.

What Is the Record Date and What Does It Mean?

Only shareholders of record at the close of business on the record date, March 24, 2025, are entitled to receive notice of the annual meeting and to vote the shares of common stock that they held on such date. Each share of our common stock held on the record date is entitled to one vote upon each matter presented at the annual meeting.

What Is the Quorum Requirement for the Annual Meeting?

On March 24, 2025, there were 576,010,585 shares of common stock issued, outstanding and entitled to vote at the annual meeting, and each share is entitled one vote. There is no cumulative voting. We will have a quorum and be permitted to conduct business if a majority of the voting power of these shares is present at the meeting or by proxy. Abstentions and broker non-votes will be counted for the purpose of determining the presence of a quorum.

What Is a Proxy?

It is your legal designation of another person to vote the shares you own in the manner you direct. That other person is called a proxy. If you designate someone as your proxy in a written document, that document is called a proxy or proxy card. We have designated Amy Schneider and Kristin Westlund, or either of them with power of substitution, as proxies for the 2025 Annual Meeting of Shareholders.

How Can I Vote My Shares?

Shareholders of Record may vote their shares as follows:

	**By Internet**	Go to the website at *www.proxyvote.com*, 24 hours a day, seven days a week. You will need the control number that appears on your proxy card or on your Notice of Internet Availability of Proxy Materials.
	**By Telephone**	Call 1-800-690-6903, 24 hours a day, seven days a week. You will need the control number that appears on your proxy card.
	**By Mail**	If you received a full paper set of materials, date and sign your proxy card exactly as your name appears on your proxy card and mail it in the postage-paid envelope provided. If you received a Notice of Internet Availability of Proxy Materials, you may request a proxy card by following the instructions in your Notice. You do not need to mail the proxy card if you are voting by internet or telephone.
	**During the Meeting**	Go to *www.virtualshareholdermeeting.com/XEL2025*. You will need the control number that appears on your proxy card or on your Notice of Internet Availability of Proxy Materials.

Please help us save time and postage costs by voting by internet or by telephone. Voting by internet or telephone is generally available 24 hours a day and will ensure that your vote is confirmed and posted immediately.

Beneficial Owner of Shares Held in Street Name. All beneficial owners will receive instructions from the holder of record (the bank, brokerage house or other nominee that holds your shares) that you must follow in order for your shares to be voted. Typically, you will be able to submit your voting instructions to your broker or nominee.

Employee Plan Participant. If you are a participant in one of our employee savings or stock ownership plans (each a "Company Plan"), your proxy card is a voting directive for shares allocated to your account. The trustee will vote the shares as instructed by you in your voting directive. If you do not vote your Company Plan shares by 11:59 p.m. eastern time on May 18, 2025 the trustee will vote your allocated shares, along with all unallocated shares held in the Company Plan, in the same proportion that all other allocated shares are voted.

What Happens If I Do Not Give Specific Voting Instructions?

If you do not give specific voting instructions, how your shares are voted depends on whether you are a shareholder of record or a beneficial owner.

Shareholders of Record. If you are a shareholder of record and you either:

- Vote on the internet and leave all voting options blank and click "Submit," or
- Sign and return a proxy card without giving specific voting instructions,

then the proxies will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement and as the proxies may determine in their discretion with respect to any other matters properly presented for a vote at the annual meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide specific voting instructions, your shares will be voted in accordance with the rules of various national and regional securities exchanges. In such case, the organization that holds your shares may generally vote your shares on routine matters, but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, it will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote." The proposal to ratify the appointment of Deloitte as our independent registered public accounting firm for 2025 (Proposal No. 3) is considered routine under applicable rules. The election of directors (Proposal No. 1) and the advisory vote on executive compensation (say on pay vote) (Proposal No. 2) are matters considered non-routine under applicable rules.

What Is the Difference Between Holding Shares as a Shareholder of Record and as a Beneficial Owner?

As summarized below, there are some distinctions between shares held of record and those owned beneficially:

- **Shareholder of Record.** Your shares are registered directly in your name with our transfer agent, EQ Shareowner Services. As the shareholder of record, you have the right to vote your shares by proxy directly with the Company (by internet, by telephone or by mail) or to vote at the annual meeting. If you do not vote at the meeting or by proxy, your shares will not be voted.
- **Beneficial Owner of Shares Held in Street Name.** Your shares are held in a stock brokerage account or by a bank or other nominee (sometimes this is referred to as "street name"). Your broker or nominee is considered the shareholder of record with respect to those shares and forwards proxy materials to you. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the annual meeting. If you wish to vote your shares at the meeting, you must provide us with a legal proxy from your broker.

What Is the Deadline for Voting?

If You Are:	Voting By:	Your Vote Must Be Received:
A record holder	• Mail	• Prior to the annual meeting
	• Internet or telephone	• By 11:59 p.m. eastern time on May 20, 2025
	• Internet during the meeting	• Prior to closing of the polls
A street name holder	• Mail	• Prior to the annual meeting
	• Internet or telephone	• By 11:59 p.m. eastern time on May 20, 2025
A participant in a Company Plan	• Mail	• By May 18, 2025
	• Internet or telephone	• By 11:59 p.m. eastern time on May 18, 2025

Can I Change My Vote?

Yes. If you change your mind after voting your proxy and prior to the annual meeting, you can revoke your proxy and change your proxy instructions by signing another proxy with a later date, voting a second time by telephone or by the internet prior to the deadlines set forth in the question above titled "What Is the Deadline for Voting?", or voting online at the annual meeting. Alternatively, you may provide a written statement to the Company (attention: Corporate Secretary) of your intention to revoke your proxy.

Is My Vote Confidential?

Yes. Xcel Energy has adopted a confidential voting policy under which shareholder votes are revealed only to a non-employee proxy tabulator or an independent inspector of election, except (1) as necessary to meet legal requirements, (2) in a dispute regarding authenticity of proxies and ballots, (3) in the event of a proxy contest if the other party does not agree to comply with the confidential voting policy and (4) where disclosure may be necessary for the Company to assert or defend claims.

How Do I Attend the Annual Meeting?

We have determined that our annual meeting will be a completely virtual annual meeting. There will be no physical meeting location. Please follow these instructions to participate in the online meeting:

- Go to *www.virtualshareholdermeeting.com/XEL2025*. You will need the 16-digit control number that appears on your proxy card or Notice of Internet Availability of Proxy Materials.
- The virtual meeting will start promptly at 10:00 a.m. central time on Wednesday, May 21, 2025. You may begin to log into the meeting platform beginning at 9:30 a.m. central time on May 21, 2025.
- Our virtual meeting website will contain instructions for accessing technical support to assist in the event you encounter any difficulties accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during check-in or during the meeting, please call the technical support number that will be posted on the virtual meeting platform sign-in page starting 30 minutes before our scheduled 10:00 a.m. central time start time.

Our rules of conduct and procedures governing the virtual annual meeting generally provide that:

- You may submit questions when you vote before the meeting at *www.proxyvote.com* or through the virtual meeting website during the meeting.
- In order to allow us to answer questions from as many shareholders as possible, we limit each shareholder to one question.
- Personal grievances, claims and political statements are not appropriate subjects for the annual meeting.

- If during the meeting we do not answer all the questions that have been submitted, we expect to post any additional appropriate questions and our answers on our Investor Relations website promptly following the meeting and retain them for one week after posting. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once.

A replay of the meeting will be publicly available on our Investor Relations site after the meeting concludes.

What Happens If Additional Proposals Are Presented at the Annual Meeting?

Other than the proposals described in this proxy statement, we do not expect any matters to be presented for a vote at the annual meeting. If you grant a proxy, our designated proxies (Amy Schneider and Kristin Westlund), or either of them, will have the discretion to vote your shares on any additional matters properly presented for a vote at the annual meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director, the persons named as proxies will vote your proxy for such other candidate or candidates as may be recommended by the GCN Committee and nominated by the Board.

Who Pays for the Cost of Soliciting Votes for the Annual Meeting?

Some of our directors and officers, as well as management and non-management employees, may contact you by telephone, mail, email or in person. You may also be solicited by means of news releases issued by Xcel Energy, postings on our website (**xcelenergy.com)** and advertisements in periodicals. We will bear the expense of any such solicitation, as well as the costs of preparing, printing and mailing this proxy material.

We have also hired Sodali & Co. to assist us in the solicitation of votes. We expect to pay Sodali & Co. approximately $21,000 for consultation services and preparation in connection with the solicitation, plus expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to beneficial owners of our stock.

Does the Company Offer Shareholders Electronic Delivery of Proxy Materials?

Yes. Xcel Energy offers shareholders the option to receive the Annual Report to Shareholders and proxy statement electronically instead of receiving paper copies of these documents in the mail. You must specifically request the electronic information prior to the record date for the annual meeting.

Shareholders of record should call EQ Shareowner Services at 1-877-778-6786 to request electronic delivery. Beneficial owners must contact their bank, brokerage house or other nominee record holder to request electronic delivery. As soon as the Annual Report to Shareholders and proxy statement are available, electronic delivery participants will receive an email with a link to the information and a control number to use to vote online.

Why Did I Only Receive a Notice Directing Me to the Internet Instead of the Proxy Statement and Annual Report?

We are again providing shareholders internet access to our proxy materials to reduce the environmental impact of our annual meeting and to manage costs. On April 8, 2025, we began mailing a Notice of Internet Availability of Proxy Materials (the "Notice") to some of our shareholders and posted our proxy materials on the website referenced in the Notice (*www.proxyvote.com*). As more fully described in the Notice, shareholders may choose to access our proxy materials on the website or may request to receive a printed set of our proxy materials. Shareholders can indicate a preference to receive a printed copy by calling 1-800-579-1639 or by internet at *www.proxyvote.com*. Once a shareholder requests to receive a printed copy, that choice will remain in effect until changed by the shareholder. If you are a beneficial owner and you want to receive separate copies of the Annual Report to Shareholders and proxy statement in the future, you should contact your bank, broker or other nominee record holder.

What Does It Mean If I Receive More Than One Notice of Internet Availability of Proxy Materials or Proxy Card or Voting Instruction Card?

It means your shares are registered differently or are in more than one account. Please provide voting instructions for all notices, proxy cards and voting instruction cards you receive.

May I Propose Actions or Nominees for Consideration at Next Year's Annual Meeting of Shareholders?

Yes, you may submit proposals or director nominations for consideration at future shareholder meetings as follows:

- **Proposals included in our proxy statement.** Unless we indicate otherwise at a later date, for a shareholder proposal (other than a director nomination) to be considered for inclusion in our proxy statement for next year's annual meeting, the written proposal must be received by the Corporate Secretary no later than December 9, 2025. These proposals must be in writing and sent to: Corporate Secretary, Xcel Energy Inc., 414 Nicollet Mall, Minneapolis, Minnesota 55401. These proposals also need to comply with SEC regulations regarding the inclusion of shareholder proposals in our proxy materials.

- **Proposals and director nominations not included in our proxy statement.** Unless we indicate otherwise at a later date, for a shareholder proposal or director nomination to be raised from the floor during next year's annual meeting, the shareholder's written notice must be received by the Corporate Secretary no later than February 20, 2026 and must contain certain information as required under our bylaws. The requirements for such notice are set forth in our bylaws, a copy of which can be found on our website, **xcelenergy.com**, under "Company—Corporate Governance." In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Board's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934 no later than March 23, 2026.

- **Director nominations to be included in our proxy statement (proxy access).** Under our bylaws, we permit any shareholder (or group of no more than 20 shareholders) owning 3% or more of our common stock continuously for at least three years to nominate up to an aggregated limit of two candidates or 20% of our Board (whichever is greater) for inclusion in our proxy statement. Unless we indicate otherwise at a later date, for a shareholder nominee for director to be considered for inclusion in our proxy statement for the next year's annual meeting, the written notice must be received by the Corporate Secretary no earlier than November 9, 2025 and no later than December 9, 2025 and must contain certain information required under our bylaws. The requirements for such notice are set forth in our bylaws, a copy of which can be found on our website, **xcelenergy.com**, under "Company—Corporate Governance."

APPENDIX A

GAAP and Ongoing Earnings Per Share

The following table provides a reconciliation of ongoing diluted EPS to GAAP diluted EPS for 2005 through 2024:

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015 [1]	2016	2017	2018	2019	2020	2021	2022	2023	2024
GAAP EPS ($)	1.23	1.36	1.35	1.46	1.48	1.62	1.72	1.85	1.91	2.03	1.94	2.21	2.25	2.47	2.64	2.79	2.96	3.17	3.21	3.44
Discontinued Operations ($)	(0.03)	(0.01)	—	—	0.01	(0.01)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Continuing Operations ($)	1.20	1.35	1.35	1.46	1.49	1.61	1.72	1.85	1.91	2.03	1.94	2.21	2.25	2.47	2.64	2.79	2.96	3.17	3.21	3.44
PSRI-COLI ($)	(0.05)	(0.05)	0.08	(0.01)	0.01	(0.03)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Prescription Drug Tax Benefit ($)	—	—	—	—	—	0.04	—	(0.03)	—	—	—	—	—	—	—	—	—	—	—	—
SPS FERC Order ($)	—	—	—	—	—	—	—	—	0.04	—	—	—	—	—	—	—	—	—	—	—
Loss on Monticello LCM/EPU Project ($)	—	—	—	—	—	—	—	—	—	—	0.16	—	—	—	—	—	—	—	—	—
Impact of Tax Cuts and Jobs Act ($)	—	—	—	—	—	—	—	—	—	—	—	—	0.05	—	—	—	—	—	—	—
Loss on Comanche Unit 3 Litigation ($)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.05	—
Workforce Reduction Expenses ($)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.09	—
Sherco Unit 3 2011 Outage Refunds ($)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.06
Ongoing EPS ($)	1.15	1.30	1.43	1.45	1.50	1.62	1.72	1.82	1.95	2.03	2.09	2.21	2.30	2.47	2.64	2.79	2.96	3.17	3.35	3.50

[1] Amounts in this column do not sum due to rounding.

Xcel Energy's management believes that ongoing earnings reflect management's performance in operating the Company and provide a meaningful representation of the performance of Xcel Energy's core business. In addition, Xcel Energy's management uses ongoing earnings internally for financial planning and analysis, for reporting of results to the Board of Directors and when communicating its earnings outlook to analysts and investors.

2024 EPS Growth

7.2% (annual GAAP EPS growth)

4.5% (annual ongoing EPS growth)







MAKING ENERGY WORK BETTER

Xcel Energy®

25-01-302